SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S,A,
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2008.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2008

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 - MANAGEMENT REPORT

Brazilian Economy

The second quarter of 2008 was the upgrade to Investment Grade in the Brazilian Sovereign Long Term Debt rating, which was the recognition – by the risk agencies – of the significantly improvement of the country fundamentals during last years. Such upgrade helped the country to surpass another quarter of international turbulences, generated by the maintenance of the credit crisis in the U.S.

The debt to GDP ratio reached 40.8% in the end of May, a drop when compared to the 41.1% verified in the end of 1Q08. The public sector primary surplus amounted to 4.34% of the GDP in the last 12 months, above the 2008 goal of 3.8% .

The Brazilian economic perspectives for 2008 remain favorable, maintaining the GDP growth, even with a slower pace than in 2007. Furthermore, the sovereign long term debt rating upgrade to investment grade should contribute to a higher foreign investment flow to Brazilian assets, which led to lower funding costs to the Brazilian companies, and also contributes to its market capitalization increase. However, it is worth mentioning that the risks which follow this scenario are not negligible: in the international panorama, the possibility of a slowdown of the commerce and capital flows, due to the deceleration of the American economy, can contribute to lower growth rates in Brazil.

Businesses

Unibanco’s business mix is balanced and well diversified, based upon four main segments: Retail, Wholesale, Wealth Management and Insurance and Private Pension Plans.

Retail

In June 2008, Unibanco’s Retail segment had exceeded 30 million clients throughout the country.

The full-service commercial bank serves individuals and small and medium enterprises (SME); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance. Unibanco also operates nationwide in the auto (cars and heavy vehicles) financing segment. In the payroll loans segment, Unibanco operates through dealers (including Fininvest), its commercial bank, and partnerships.

In the last 12 months, Unibanco’s total loans increased 33.6%, especially in the individuals portfolio, with a 35.4% increase.

Unibanco closed out the semester with a network of 954 branches and 280 corporate-site branches. In the next 2 years, Unibanco intends to expand its network by approximately 400 points of sale, including branches, corporate-site branches, and retail partners stores. The expansion objective is to increase scale and reach of distribution of retail financial products offered by Unibanco. The first new branches will be in operation in the second half of 2008.

Wholesale and Investment Banking

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships.

Distinctive products and services such as derivatives and structured finance, besides the asset growth, were the highlights in the quarter.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$2,073 million up to May 2008, with a 11.9% market share, maintaining its 3rd place in the BNDES overall ranking. In the same period, Unibanco also disbursed R$356 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$26,388 million in June 2008, up 25.5% in the last 12 months and 3.7% in the quarter, despite the US dollar depreciation of 17.4% and 9.0% in the respective periods. It is worth mentioning that US dollar-denominated credit portfolio represents approximately 37% of the Wholesale loans.

The loan growth was influenced by the increasing demand from companies in this sector for funds in the Brazilian market, mainly due to the lower liquidity in the international market.

The Investment Banking handle origination, structuring, distribution, and research. During 2Q08, the new structure focused on prospecting business and on consolidating its operations.

Insurance and Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$ 101 million in 2Q08, a 14.8% growth when compared to the same period of last year. When compared to the last quarter, such evolution was 8.6% . Operating income reached R$ 47 million in the quarter, a 34.3% increase from 2Q07. Combined revenues from the Insurance and Private Pension Plan businesses were R$ 1,620 million in 2Q08.

Unibanco Insurance and Pension Plans companies placed 4th in the ranking of insurance and private pension plans published by Susep (Private Insurance Regulatory Body) and ANS (National Supplemental Health Regulatory Agency), and hold a 6.9% market share (as of May 2008).

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 5th in private pension plan revenues, up to May 2008. The company ranked 2nd in sales of corporate pension plans, with R$259 million in sales and a 15.3% market share, according to Fenaprevi, up to May 2008.

Unibanco AIG serves more than 1,500 corporate clients and more than 885 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2008, with R$64.2 billion in assets under management, up 16.8% in the quarter and 35.0% in the last 12 months million. Out of the total assets under management, R$15.5 billion were Credit Receivable Investment Funds (FIDCs). UAM’s market share as of June 30, 2008 stood at 5.5%, compared to 4.7% in December 31, 2007 (source: Anbid).

It is worth mentioning the evolution in the Corporate segment, mainly due to the R$12.5 million increase in FIDC during 2Q08. According to Anbid, UAM increased its market share in the Corporate segment to 12.9% in June 2008, from 4.1% in December 2007.

Since July 2001, Standard & Poor’s has rated UAM as AMP-1 (Very Strong). This rating corresponds to thirdparty asset management practices, and is the highest possible rate in the scale that goes from AMP-1 to AMP-5.

Corporate Governance

Superior corporate governance has been embedded in Unibanco’s daily business. Unibanco has joined Bovespa’s Level 1 since 2001. The Bank counts on clear and well-defined processes, ensuring impartiality and quickness in decision-making processes.

This year, Unibanco celebrates 40 years of listing in Bovespa. Unibanco was the first Brazilian bank to be listed on the New York Stock Exchange. It is worth mentioning that Unibanco’s GDS is the only ADR level III among Brazilian banks.

In 1H08, the GDSs’ average daily trading volume reached R$341.6 million. In Bovespa, the Units’ average daily trading volume was R$98.9 million.

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. Moreover, the Unit continues to increase its participation on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weighting increased more than 180%.

Stock Repurchase Program

On February 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of up to 20,000,000 Units (UBBR11), with the purpose of keeping these shares in Unibanco’s treasury, for further sale or cancellation, without share capital reduction of Unibanco or Unibanco Holdings.

The authorization is valid for 12 months from February 15, 2008, and the acquisition of the shares is made through the broker Unibanco InvestShop Corretora de Valores Mobiliários S.A.

Market Capitalization

Unibanco market capitalization is R$21.09 billion, estimated on the Unit (UBBR11) closing quotation of R$29.4 billion, as of August 6, 2008.

Interest on Capital Stock

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Sustainability

In May 2008, Unibanco joined the Global Compact, a framework designed by the United Nations to promote sustainable development and citizenship through corporate leaderships’ commitment to align their operations and strategies with ten universally accepted principles in the areas in human rights, labor, environment and anti-corruption. Therefore, the best practices that were already incorporated in Unibanco’s businesses are now a public commitment.

In August 2008, the Bandeirantes Thermoelectric Power Plant project (UTEB) was awarded the best clean development mechanism project in Brazil, winning the Brasil Ambiental (Environmental Brazil) Prize, organized by the American Chamber of Commerce of Rio de Janeiro – AMCHAM RJ, in the category of Clean Development Mechanism. The criteria were: amount of investment, social reach, originality, company’s level of commitment and results.

Unibanco manages the plant and uses the electricity generated. Uteb was the first plant powered by biogas in Brazil, and was the largest in the world at the time it was built. The plant frequently receives managers of clean development mechanism projects from abroad that aim to understand technical, structural and organizational aspects that made the Bandeirantes Thermoelectric Power Plant a successful business case.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services to independent auditing. We inform that, for the period ended on June 30, 2008, Unibanco hired independent auditing services from PricewaterhouseCoopers in the amount of R$4,404 thousand. In the same period, Unibanco hired professional services other than independent auditing from PricewaterhouseCoopers in the amount of R$201 thousand.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	179,895,262.33
10.1.0.00.00.00	CURRENT ASSETS	107,188,687.97
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,380,450.68
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	41,881,677.04
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	33,994,057.21
10.1.2.22.00.00	Interbank Deposits	7,887,619.83
10.1.3.00.00.00	MARKETABLE SECURITIES	18,892,219.00
10.1.3.10.00.00	Own Portfolio	7,630,970.82
10.1.3.20.00.00	Subject to Repurchase Commitments	1,868,225.20
10.1.3.40.00.00	Pledged under Guarantees Rendered	544,916.84
10.1.3.70.00.00	Pledged with Brazilian Central Bank	4,074,046.88
10.1.3.85.00.00	Derivative Financial Instruments	4,774,059.26
10.1.4.00.00.00	INTERBANK ACCOUNTS	7,839,986.36
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,218,534.91
10.1.4.20.00.00	Compulsory Deposits	6,557,225.80
10.1.4.20.10.00	Brazilian Central Bank	6,555,743.58
10.1.4.20.40.00	National Housing System - SFH	1,482.22
10.1.4.80.00.00	Correspondent Banks	64,225.65
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	54,969.55
10.1.5.10.00.00	Third-party Funds in Transit	182.96
10.1.5.20.00.00	Internal Transfers of Funds	54,786.59
10.1.6.00.00.00	LENDING OPERATIONS	24,839,567.33
10.1.6.10.00.00	Lending Operations	25,733,444.61
10.1.6.10.10.00	Public Sector	194,128.43
10.1.6.10.20.00	Private Sector	25,539,316.18
10.1.6.90.00.00	Allowance for Losses on Lending	(893,877.28)
10.1.7.00.00.00	LEASING OPERATIONS	379,463.96
10.1.7.10.00.00	Leasing Operations	382,969.76
10.1.7.10.20.00	Private Sector	382,969.76
10.1.7.90.00.00	Allowance for Losses on Leasing	(3,505.80)
10.1.8.00.00.00	OTHER CREDITS	11,432,670.00
10.1.8.20.00.00	Foreign Exchange Portfolio	7,979,293.52
10.1.8.30.00.00	Income Receivable	926,951.15
10.1.8.40.00.00	Negotiation and Intermediation of Securities	558,103.57
10.1.8.70.00.00	Sundry	1,980,712.17
10.1.8.90.00.00	Allowance for Losses on Other Credits	(12,390.41)
10.1.9.00.00.00	OTHER ASSETS	487,684.05
10.1.9.40.00.00	Other Assets	143,496.41
10.1.9.70.00.00	Allowance for Other Assets Losses	(29,896.82)
10.1.9.90.00.00	Prepaid Expenses	374,084.46
10.2.0.00.00.00	LONG-TERM ASSETS	53,205,256.88
10.2.2.00.00.00	INTERBANK INVESTMENTS	973,964.04
10.2.2.22.00.00	Interbank Deposits	973,964.04
10.2.3.00.00.00	MARKETABLE SECURITIES	30,365,002.50
10.2.3.10.00.00	Own Portfolio	7,287,232.52
10.2.3.20.00.00	Subject to Repurchase Commitments	16,537,864.17
10.2.3.40.00.00	Pledged under Guarantees Rendered	3,852,883.25
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,840,714.60
10.2.3.85.00.00	Derivative Financial Instruments	846,307.96
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,549.02
10.2.4.20.00.00	Compulsory Deposits	57,549.02
10.2.4.20.40.00	National Housing System - SFH	57,549.02
10.2.6.00.00.00	LENDING OPERATIONS	18,316,468.19
10.2.6.10.00.00	Lending Operations	18,809,791.16
10.2.6.10.10.00	Public Sector	609,012.65
10.2.6.10.20.00	Private Sector	18,200,778.51
10.2.6.90.00.00	Allowance for Losses on Lending	(493,322.97)
10.2.7.00.00.00	LEASING OPERATIONS	397,364.92
10.2.7.10.00.00	Leasing Operations	401,036.10
10.2.7.10.20.00	Private Sector	401,036.10
10.2.7.90.00.00	Allowance for Losses on Leasing	(3,671.18)
10.2.8.00.00.00	OTHER CREDITS	2,330,669.66
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84
10.2.8.20.00.00	Foreign Exchange Portfolio	2,505.93

10.2.8.30.00.00	Income Receivable	30,234.08
10.2.8.70.00.00	Sundry	2,298,093.94
10.2.8.90.00.00	Allowance for Losses on Other Credits	(831.13)
10.2.9.00.00.00	OTHER ASSETS	764,238.55
10.2.9.90.00.00	Prepaid Expenses	764,238.55
10.3.0.00.00.00	PERMANENT ASSETS	19,501,317.48
10.3.1.00.00.00	INVESTMENTS	18,488,127.26
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	18,463,812.29
10.3.1.20.10.00	Local	14,870,348.37
10.3.1.20.20.00	Foreign	3,593,463.92
10.3.1.50.00.00	Other Investments	52,913.84
10.3.1.90.00.00	Allowance for Losses	(28,598.87)
10.3.2.00.00.00	FIXED ASSETS	426,568.52
10.3.2.30.00.00	Land and buildings in use	191,692.00
10.3.2.40.00.00	Other Fixed Assets	1,075,647.73
10.3.2.90.00.00	Accumulated Depreciation	(840,771.21)
10.3.4.00.00.00	DEFERRED CHARGES	586,621.70
10.3.4.10.00.00	Organization and Expansion Costs	1,160,372.87
10.3.4.90.00.00	Accumulated Amortization	(573,751.17)
40.0.0.00.00.00	TOTAL LIABILITIES	179,895,262.33
40.1.0.00.00.00	CURRENT LIABILITIES	96,646,177.41
40.1.1.00.00.00	DEPOSITS	30,104,948.00
40.1.1.10.00.00	Demand Deposits	3,174,953.26
40.1.1.20.00.00	Savings Deposits	7,963,567.95
40.1.1.30.00.00	Interbank Deposits	3,825,837.93
40.1.1.40.00.00	Time Deposits	15,046,601.52
40.1.1.90.00.00	Other Deposits	93,987.34
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	35,231,047.42
40.1.2.10.00.00	Own Portfolio	9,613,209.12
40.1.2.20.00.00	Third Parties Portfolio	23,548,330.60
40.1.2.30.00.00	Unrestricted notes	2,069,507.70
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,551,880.55
40.1.3.40.00.00	Debentures	196,373.18
40.1.3.50.00.00	Securities Abroad	1,369,531.20
40.1.3.60.00.00	Real estate notes	985,976.17
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,444,477.79
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,315,013.45
40.1.4.40.00.00	Correspondent Banks	129,464.34
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	420,371.68
40.1.5.10.00.00	Third-Party Funds in Transit	420,368.72
40.1.5.20.00.00	Internal Transfer of Funds	2.96
40.1.6.00.00.00	BORROWINGS	4,845,484.57
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	66.75
40.1.6.30.00.00	Foreign Borrowings	4,845,417.82
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,887,815.35
40.1.7.10.00.00	National Treasury	35,367.23
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,525,973.67
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,304,646.40
40.1.7.90.00.00	Other Institutions	21,828.05
40.1.8.00.00.00	FOREIGN ONLENDINGS	1,237.81
40.1.8.10.00.00	Foreign Onlendings	1,237.81
40.1.9.00.00.00	OTHER LIABILITIES	19,158,914.24
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,269,834.66
40.1.9.20.00.00	Foreign Exchange Portfolio	6,540,918.30
40.1.9.30.00.00	Social and Statutory	786,423.05
40.1.9.40.00.00	Taxes and Social Security	409,067.27
40.1.9.50.00.00	Negotiation and Intermediation of Securities	2,147,620.14
40.1.9.85.00.00	Subordinated Debit	13,210.07
40.1.9.87.00.00	Derivative Financial Instruments	6,775,147.00
40.1.9.90.00.00	Sundry	1,216,693.75
40.2.0.00.00.00	LONG-TERM LIABILITIES	70,511,210.70
40.2.1.00.00.00	DEPOSITS	37,169,562.99
40.2.1.30.00.00	Interbank Deposits	13,185,107.15
40.2.1.40.00.00	Time Deposits	23,984,455.84
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,783,693.97
40.2.2.10.00.00	Own Portfolio	9,783,693.97
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,430,260.73
40.2.3.40.00.00	Debentures	3,124,541.70

40.2.3.50.00.00	Securities Abroad	305,500.85
40.2.3.60.00.00	Real estate notes	218.18
40.2.6.00.00.00	BORROWINGS	1,693,008.07
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	173.61
40.2.6.30.00.00	Foreign Borrowings	1,692,834.46
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,106,671.91
40.2.7.10.00.00	National Treasury	47,067.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,997,599.87
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	2,916,837.27
40.2.7.90.00.00	Other Institutions	145,167.53
40.2.8.00.00.00	FOREIGN ONLENDINGS	34,794.38
40.2.8.10.00.00	Foreign Onlendings	34,794.38
40.2.9.00.00.00	OTHER LIABILITIES	12,293,218.65
40.2.9.20.00.00	Foreign Exchange Portfolio	2,481.27
40.2.9.40.00.00	Taxes and Social Security	1,961,566.07
40.2.9.50.00.00	Negotiation and Intermediation of Securities	171,094.47
40.2.9.85.00.00	Subordinated Debt	6,755,761.43
40.2.9.87.00.00	Derivative Financial Instruments	895,933.94
40.2.9.90.00.00	Sundry	2,506,381.47
40.5.0.00.00.00	DEFERRED INCOME	41,228.06
40.5.1.00.00.00	Deferred Income	41,228.06
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	12,696,646.16
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,612,703.90
40.6.1.20.00.00	Foreign Residents	2,387,296.10
40.6.4.00.00.00	Capital Reserves	161,378.33
40.6.5.00.00.00	Revaluation Reserves	3,006.76
40.6.6.00.00.00	Revenue Reserves	3,826,993.42
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(51,596.31)
40.6.8.00.00.00	Retained earnings	911,698.79
40.6.9.00.00.00	Treasury Stocks	(154,834.83)

7003 - STATEMENT OF INCOME

		From April 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to June 30, 2008	to June 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,109,914.57	8,315,371.35
10.1.1.10.10.11	Lending Operations	1,351,646.84	3,166,521.36
10.1.1.10.10.13	Leasing Operations	26,252.25	60,341.31
10.1.1.10.10.15	Marketable Securities	2,246,121.06	3,860,720.20
10.1.1.10.10.16	Derivative Financial Instruments	343,993.69	961,242.69
10.1.1.10.10.19	Compulsory Deposits	141,900.73	266,545.79
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,773,476.99)	(5,693,546.16)
10.1.1.10.20.12	Deposits and Securities Sold	(2,376,171.18)	(4,922,562.20)
10.1.1.10.20.14	Borrowings and Onlendings	23,230.23	(204,409.00)
10.1.1.10.20.18	Foreign Exchange Transactions	(217,724.59)	(156,647.83)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(202,811.45)	(409,927.13)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,336,437.58	2,621,825.19
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(346,855.84)	(792,828.34)
10.1.1.20.21.00	Services Rendered	473,683.34	965,156.58
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(499,932.90)	(977,536.31)
10.1.1.20.24.00	Other Administrative Expenses	(444,323.67)	(867,851.36)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(140,987.19)	(281,653.49)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	463,245.79	757,367.62
10.1.1.20.25.00	Other Operating Income	67,381.42	99,265.03
10.1.1.20.32.00	Other Operating Expenses	(265,922.63)	(487,576.41)
10.1.1.00.00.00	OPERATING INCOME	989,581.74	1,828,996.85
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,839.31)	3,533.60
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	983,742.43	1,832,530.45
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(110,135.46)	(99,555.43)
10.2.1.00.00.00	Provision for Income Tax	(76,400.30)	(163,012.16)
10.2.2.00.00.00	Provision for Social Contribution	(69,207.69)	(110,927.33)
10.2.3.00.00.00	Deferred Tax Asset	35,472.53	174,384.06
10.3.0.00.00.00	PROFIT SHARING	(116,825.44)	(235,498.23)
10.0.0.00.00.00	NET INCOME	756,781.53	1,497,476.79
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(296,038.00)	(585,778.00)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000270968266223	0.000536176787368

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					LEGAL	STATUTORY

00.0.1.01.00.00	AT MARCH 31, 2008	8,000,000.00	160,910.52	4,862.75	742,925.67	3,107,419.49	(116,424.29)	450,955.26	(141,735.76)	12,208,913.64
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	64,827.99	-	-	64,827.99
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	(23,351.74)	-	-	(13,099.08)	(36,450.82)
00.0.1.12.00.00	Restatement of Membership Certificates		467.81							467.81
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	(1,855.99)	-	-	-	-	-	(1,855.99)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	756,781.53	-	756,781.53
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	Reserves	-	-	-	74,873.84	836,824.95		(911,698.79)	-	(0.00)
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	(296,038.00)	-	(296,038.00)
00.0.1.0.00.00	AT JUNE 30, 2008	8,000,000.00	161,378.33	3,006.76	817,799.51	3,920,892.70	(51,596.30)	-	(154,834.84)	12,696,646.16
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	467.81	(1,855.99)	74,873.84	813,473.21	64,827.99	(450,955.26)	(13,099.08)
00.0.6.00.00.00	Interest on Own Capital Per Share									0.000105997438384

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2008
CODE	DESCRIPTION	to June 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	15,363,115.20
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	615,080.58
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(3,507.47)
10.5.0.00.00.00	THIRD PARTY FUNDS	14,751,542.09
10.5.1.00.00.00	Increase in Liabilities	14,416,356.91
10.5.1.01.00.00	Deposits	7,840,503.86
10.5.1.02.00.00	Securities sold under repurchase agreements	4,672,954.23
10.5.1.04.00.00	Real estate notes	524,029.18
10.5.1.07.00.00	Interbank and Interdepartmental accounts	139,721.86
10.5.1.08.00.00	Borrowings and Onlendings	132,750.40
10.5.1.09.00.00	Other Liabilities	1,106,397.38
10.5.2.00.00.00	DECREASE IN ASSETS	87,382.64
10.5.2.05.00.00	Leasing Operations	87,382.64
10.5.3.00.00.00	Sale of Assets and Investments	14,984.79
10.5.3.02.00.00	Foreclosed Assets	13,128.80
10.5.3.05.00.00	Investments	1,855.99
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	232,817.75
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	15,444,683.23
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	296,038.00
20.3.0.00.00.00	Issued own stocks acquisitions	36,450.82
20.4.0.00.00.00	INVESTMENTS IN	2,516,521.26
20.4.2.00.00.00	Foreclosed Assets	7,609.71
20.4.3.00.00.00	Fixed Assets	49,119.16
20.4.5.00.00.00	Investments	2,459,792.39
20.5.0.00.00.00	DEFERRED CHARGES	71,141.52
20.6.0.00.00.00	INCREASE IN ASSETS	11,383,622.55
20.6.1.00.00.00	Short-term Interbank Investments	4,712,926.18
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	2,892,582.92
20.6.3.00.00.00	Interbank and Interdepartmental accounts	305,900.62
20.6.4.00.00.00	Lending Operations	1,149,571.75
20.6.6.00.00.00	Other Credits	2,250,685.36
20.6.7.00.00.00	Other Assets	71,955.72
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,140,909.08
20.7.6.00.00.00	Debentures	1,140,909.08
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(81,568.03)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,462,018.71
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,380,450.68
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(81,568.03)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	171,972,077.44
10.1.0.00.00.00	CURRENT ASSETS	126,139,383.00
10.1.1.00.00.00	CASH AND DUE FROM BANKS	3,192,526.28
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	39,499,835.70
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	34,073,777.32
10.1.2.22.00.00	Interbank Deposits	5,426,058.38
10.1.3.00.00.00	MARKETABLE SECURITIES	22,102,561.00
10.1.3.10.00.00	Own Portfolio	12,583,106.89
10.1.3.20.00.00	Subject to Repurchase Commitments	1,872,439.00
10.1.3.40.00.00	Pledged under Guarantees Rendered	572,754.63
10.1.3.70.00.00	Pledged with Brazilian Central Bank	4,075,683.41
10.1.3.85.00.00	Derivative Financial Instruments	2,998,577.07
10.1.4.00.00.00	INTERBANK ACCOUNTS	8,100,090.20
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,258,239.13
10.1.4.20.00.00	Compulsory Deposits	6,746,657.93
10.1.4.20.10.00	Brazilian Central Bank	6,745,175.71
10.1.4.20.40.00	National Housing System - SFH	1,482.22
10.1.4.80.00.00	Correspondent Banks	95,193.14
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	59,736.50
10.1.5.10.00.00	Third-party Funds in Transit	183.57
10.1.5.20.00.00	Internal Transfers of Funds	59,552.93
10.1.6.00.00.00	LENDING OPERATIONS	32,005,068.60
10.1.6.10.00.00	Lending Operations	34,374,471.35
10.1.6.10.10.00	Public Sector	194,128.43
10.1.6.10.20.00	Private Sector	34,180,342.92
10.1.6.90.00.00	Allowance for Losses on Lending	(2,369,402.75)
10.1.7.00.00.00	LEASING OPERATIONS	3,335,557.57
10.1.7.10.00.00	Leasing Operations	3,451,625.35
10.1.7.10.20.00	Private Sector	3,451,625.35
10.1.7.90.00.00	Allowance for Losses on Leasing	(116,067.78)
10.1.8.00.00.00	OTHER CREDITS	17,172,976.58
10.1.8.20.00.00	Foreign Exchange Portfolio	7,979,293.52
10.1.8.30.00.00	Income Receivable	525,622.24
10.1.8.40.00.00	Negotiation and Intermediation of Securities	813,844.33
10.1.8.70.00.00	Sundry	7,925,575.93
10.1.8.90.00.00	Allowance for Losses on Other Credits	(71,359.44)
10.1.9.00.00.00	OTHER ASSETS	671,030.57
10.1.9.40.00.00	Other Assets	271,398.30
10.1.9.70.00.00	Allowance for Other Assets Losses	(67,833.51)
10.1.9.90.00.00	Prepaid Expenses	467,465.78
10.2.0.00.00.00	LONG-TERM ASSETS	43,232,649.11
10.2.2.00.00.00	INTERBANK INVESTMENTS	931,218.79
10.2.2.22.00.00	Interbank Deposits	931,218.79
10.2.3.00.00.00	MARKETABLE SECURITIES	12,364,474.64
10.2.3.10.00.00	Own Portfolio	6,494,846.35
10.2.3.20.00.00	Subject to Repurchase Commitments	1,527,492.95
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,318,621.83
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,840,714.60
10.2.3.85.00.00	Derivative Financial Instruments	1,182,798.91
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,549.02
10.2.4.20.00.00	Compulsory Deposits	57,549.02
10.2.4.20.40.00	National Housing System - SFH	57,549.02
10.2.6.00.00.00	LENDING OPERATIONS	18,797,144.79
10.2.6.10.00.00	Lending Operations	19,329,296.59
10.2.6.10.10.00	Public Sector	609,012.65
10.2.6.10.20.00	Private Sector	18,720,283.94
10.2.6.90.00.00	Allowance for Losses on Lending	(532,151.80)
10.2.7.00.00.00	LEASING OPERATIONS	4,906,649.35
10.2.7.10.00.00	Leasing Operations	5,082,024.83
10.2.7.10.20.00	Private Sector	5,082,024.83
10.2.7.90.00.00	Allowance for Losses on Leasing	(175,375.48)
10.2.8.00.00.00	OTHER CREDITS	5,191,410.67
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84

10.2.8.20.00.00	Foreign Exchange Portfolio	2,505.93
10.2.8.30.00.00	Income Receivable	106,282.87
10.2.8.70.00.00	Sundry	5,085,985.62
10.2.8.90.00.00	Allowance for Losses on Other Credits	(4,030.59)
10.2.9.00.00.00	OTHER ASSETS	984,201.85
10.2.9.90.00.00	Prepaid Expenses	984,201.85
10.3.0.00.00.00	PERMANENT ASSETS	2,600,045.33
10.3.1.00.00.00	INVESTMENTS	926,912.26
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	265,655.86
10.3.1.20.10.00	Local	265,655.86
10.3.1.50.00.00	Other Investments	720,571.53
10.3.1.90.00.00	Allowance for Losses	(59,315.13)
10.3.2.00.00.00	FIXED ASSETS	890,257.26
10.3.2.30.00.00	Land and buildings in use	616,327.69
10.3.2.40.00.00	Other Fixed Assets	1,694,998.61
10.3.2.90.00.00	Accumulated Depreciation	(1,421,069.04)
10.3.4.00.00.00	DEFERRED CHARGES	782,875.81
10.3.4.10.00.00	Organization and Expansion Costs	1,575,780.84
10.3.4.90.00.00	Accumulated Amortization	(792,905.03)
40.0.0.00.00.00	TOTAL LIABILITIES	171,972,077.44
40.1.0.00.00.00	CURRENT LIABILITIES	99,221,915.91
40.1.1.00.00.00	DEPOSITS	28,361,120.00
40.1.1.10.00.00	Demand Deposits	3,553,491.81
40.1.1.20.00.00	Savings Deposits	8,516,588.72
40.1.1.30.00.00	Interbank Deposits	1,532,961.57
40.1.1.40.00.00	Time Deposits	14,664,090.56
40.1.1.90.00.00	Other Deposits	93,987.34
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	22,726,255.58
40.1.2.10.00.00	Own Portfolio	9,484,424.00
40.1.2.20.00.00	Third Parties Portfolio	13,241,831.58
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,595,587.93
40.1.3.30.00.00	Mortgage Notes	147,312.01
40.1.3.40.00.00	Debentures	198,089.00
40.1.3.50.00.00	Securities Abroad	1,264,210.75
40.1.3.60.00.00	Real estate notes	985,976.17
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,480,283.50
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,381,577.91
40.1.4.40.00.00	Correspondent Banks	98,705.59
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	420,996.52
40.1.5.10.00.00	Third-Party Funds in Transit	420,373.63
40.1.5.20.00.00	Internal Transfer of Funds	622.89
40.1.6.00.00.00	BORROWINGS	5,106,905.32
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	66.75
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	102,410.10
40.1.6.30.00.00	Foreign Borrowings	5,004,428.47
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,150,114.72
40.1.7.10.00.00	National Treasury	35,367.23
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,525,973.67
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,566,945.77
40.1.7.90.00.00	Other Institutions	21,828.05
40.1.8.00.00.00	FOREIGN ONLENDINGS	1,237.81
40.1.8.10.00.00	Foreign Onlendings	1,237.81
40.1.9.00.00.00	OTHER LIABILITIES	35,379,414.53
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,323,025.02
40.1.9.20.00.00	Foreign Exchange Portfolio	6,540,918.30
40.1.9.30.00.00	Social and Statutory	914,626.72
40.1.9.40.00.00	Taxes and Social Security	1,201,951.00
40.1.9.50.00.00	Negotiation and Intermediation of Securities	2,891,187.63
40.1.9.85.00.00	Subordinated Debt	13,158.86
40.1.9.87.00.00	Derivative Financial Instruments	4,740,773.00
40.1.9.90.00.00	Sundry	17,753,774.00
40.2.0.00.00.00	LONG-TERM LIABILITIES	57,454,209.02
40.2.1.00.00.00	DEPOSITS	21,780,962.00
40.2.1.30.00.00	Interbank Deposits	28,161.01
40.2.1.40.00.00	Time Deposits	21,752,800.99
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,397,183.52
40.2.2.10.00.00	Own Portfolio	9,397,183.52
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,087,525.52

40.2.3.40.00.00	Debentures	2,808,729.63
40.2.3.50.00.00	Securities Abroad	278,577.71
40.2.3.60.00.00	Real estate notes	218.18
40.2.6.00.00.00	BORROWINGS	1,691,187.29
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	173.61
40.2.6.30.00.00	Foreign Borrowings	1,691,013.68
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,470,894.36
40.2.7.10.00.00	National Treasury	47,067.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,997,599.87
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	3,281,059.72
40.2.7.90.00.00	Other Institutions	145,167.53
40.2.8.00.00.00	FOREIGN ONLENDINGS	34,794.38
40.2.8.10.00.00	Foreign Onlendings	34,794.38
40.2.9.00.00.00	OTHER LIABILITIES	14,991,661.95
40.2.9.20.00.00	Foreign Exchange Portfolio	2,481.27
40.2.9.40.00.00	Taxes and Social Security	3,542,180.33
40.2.9.50.00.00	Negotiation and Intermediation of Securities	171,094.47
40.2.9.85.00.00	Subordinated Debt	6,740,136.93
40.2.9.87.00.00	Derivative Financial Instruments	897,607.10
40.2.9.90.00.00	Sundry	3,638,161.85
40.5.0.00.00.00	DEFERRED INCOME	70,541.11
40.5.1.00.00.00	Deferred Income	70,541.11
40.9.0.00.00.00	MINORITY INTEREST	2,528,765.24
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	12,696,646.16
40.6.1.00.00.00	Capital	8,000,000.00
40.6.1.10.00.00	Local Residents	5,612,703.90
40.6.1.20.00.00	Foreign Residents	2,387,296.10
40.6.4.00.00.00	Capital Reserves	161,378.33
40.6.5.00.00.00	Revaluation Reserve	3,006.76
40.6.6.00.00.00	Revenue Reserves	3,826,993.42
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(51,596.31)
40.6.8.00.00.00	Retained Earnings	911,698.79
40.6.9.00.00.00	Treasury Stocks	(154,834.83)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From April 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to June 30, 2008	to June 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	4,825,822.09	9,528,275.16
10.1.1.10.10.11	Lending Operations	2,516,266.25	5,447,279.63
10.1.1.10.10.13	Leasing Operations	305,893.92	574,897.46
10.1.1.10.10.15	Marketable Securities	1,555,554.57	2,530,654.89
10.1.1.10.10.16	Derivative Financial Instruments	305,734.35	707,727.35
10.1.1.10.10.19	Compulsory Deposits	142,373.00	267,715.83
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,396,557.23)	(4,947,640.05)
10.1.1.10.20.12	Deposits and Securities Sold	(1,469,205.33)	(3,205,965.88)
10.1.1.10.20.14	Borrowings and Onlendings	3,918.02	(241,759.94)
10.1.1.10.20.18	Foreign Exchange Transactions	(215,676.40)	(154,361.81)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(715,593.52)	(1,345,552.42)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,429,264.86	4,580,635.11
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,069,475.29)	(2,088,897.73)
10.1.1.20.21.00	Services Rendered	916,757.28	1,830,389.76
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(623,174.79)	(1,227,432.68)
10.1.1.20.24.00	Other Administrative Expenses	(876,518.27)	(1,726,648.67)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(324,854.57)	(625,662.73)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	5,664.28	10,051.28
10.1.1.20.25.00	Other Operating Income	2,117,638.02	3,717,774.21
10.1.1.20.32.00	Other Operating Expenses	(2,284,987.24)	(4,067,368.90)
10.1.1.00.00.00	OPERATING INCOME	1,359,789.57	2,491,737.38
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(1,483.79)	25,906.22
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,358,305.78	2,517,643.60
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(341,616.89)	(540,105.87)
10.2.1.00.00.00	Provision for income tax	(401,091.33)	(777,061.93)
10.2.2.00.00.00	Provision for social contribution	(175,043.09)	(279,265.79)
10.2.3.00.00.00	Deferred tax asset	234,517.53	516,221.85
10.3.0.00.00.00	PROFIT SHARING	(147,674.03)	(291,044.58)
40.0.0.00.00.00	MINORITY INTEREST	(112,233.33)	(189,016.36)
10.0.0.00.00.00	NET INCOME	869,014.86	1,686,493.15
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(296,038.00)	(585,778.00)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000311153801462	0.000603854754294

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL

					LEGAL	STATUTORY

00.0.1.01.00.00	AT MARCH 31, 2008	8,000,000.00	160,910.52	4,862.75	742,925.67	3,107,419.49	(116,424.29)	450,955.26	(141,735.76)	12,208,913.64
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -
	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	-	-	-	-	-	64,827.99	-	-	64,827.99
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	Own Stocks Acquisition / Cancellation	-	-	-	-	(23,351.74)	-	-	(13,099.08)	(36,450.82)
00.0.1.12.00.00	Restatement of Membership Certificates		467.81							467.81
00.0.1.15.00.00	Revaluation Reserve on Subsidiaries/Associated	-	-	(1,855.99)	-	-	-	-	-	(1,855.99)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	756,781.53	-	756,781.53
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	Reserves	-	-	-	74,873.84	836,824.95		(911,698.79)	-	(0.00)
00.0.1.23.00.00	Interest on Own Capital	-	-	-	-	-	-	(296,038.00)	-	(296,038.00)
00.0.1.0.00.00	AT JUNE 30, 2008	8,000,000.00	161,378.33	3,006.76	817,799.51	3,920,892.70	(51,596.30)	-	(154,834.84)	12,696,646.16
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	467.81	(1,855.99)	74,873.84	813,473.21	64,827.99	(450,955.26)	(13,099.08)
00.0.6.00.00.00	Interest on Own Capital Per Share									0.000105997438384

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2008
CODE	DESCRIPTION	to June 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	17,869,991.89
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	887,326.84
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(5,048.94)
10.5.0.00.00.00	THIRD PARTY FUNDS	16,987,713.99
10.5.1.00.00.00	Increase in Liabilities	16,775,078.45
10.5.1.01.00.00	Deposits	7,753,940.01
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	2,651,474.98
10.5.1.04.00.00	Real Estate Notes	524,029.18
10.5.1.05.00.00	Mortgage notes	29,458.71
10.5.1.07.00.00	Interbank and Interdepartmental accounts	129,711.03
10.5.1.08.00.00	Borrowings and Onlendings	147,212.65
10.5.1.09.00.00	Other Liabilities	5,539,251.89
10.5.2.00.00.00	Decrease in Assets	134,720.05
10.5.2.06.00.00	Other Assets	134,720.05
10.5.3.00.00.00	Sale of Assets and Investments	52,388.77
10.5.3.02.00.00	Foreclosed Assets	48,094.97
10.5.3.03.00.00	Fixed Assets	928.83
10.5.3.05.00.00	Investments	3,364.97
10.5.4.00.00.00	Dividends Received from Subsidiaries and Associated Companies	25,526.72
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	18,141,462.38
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	296,038.00
20.3.0.00.00.00	ISSUED OWN STOCKS ACQUISITIONS	36,450.82
20.4.0.00.00.00	INVESTMENTS IN	119,204.31
20.4.2.00.00.00	Foreclosed Assets	39,169.49
20.4.3.00.00.00	Fixed Assets	71,436.23
20.4.5.00.00.00	Investments	8,598.59
20.5.0.00.00.00	DEFERRED CHARGES	86,386.68
20.6.0.00.00.00	INCREASE IN ASSETS	16,106,407.12
20.6.1.00.00.00	Short-term Interbank Deposits	7,031,548.12
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	2,520,847.06
20.6.3.00.00.00	Interbank and Interdepartmental accounts	332,640.56
20.6.4.00.00.00	Lending Operations	1,303,730.84
20.6.5.00.00.00	Leasing Operations	1,042,669.34
20.6.6.00.00.00	Other Credits	3,874,971.20
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,496,975.45
20.7.6.00.00.00	Debentures	1,496,975.45
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(271,470.49)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	3,463,996.77
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	3,192,526.28
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(271,470.49)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2008

10.0.0.00.00.00	TOTAL ASSETS	169,712,540.60
10.1.0.00.00.00	CURRENT ASSETS	115,071,421.17
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,554,233.91
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	38,601,899.32
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	34,055,301.09
10.1.2.22.00.00	Interbank Deposits	4,546,598.23
10.1.3.00.00.00	MARKETABLE SECURITIES	17,818,672.44
10.1.3.10.00.00	Own Portfolio	8,499,228.08
10.1.3.20.00.00	Subject to Repurchase Commitments	1,865,079.63
10.1.3.40.00.00	Pledged under Guarantees Rendered	754,427.85
10.1.3.70.00.00	Pledged with Brazilian Central Bank	4,075,683.41
10.1.3.85.00.00	Derivative Financial Instruments	2,624,253.47
10.1.4.00.00.00	INTERBANK ACCOUNTS	8,115,772.43
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,260,753.23
10.1.4.20.00.00	Compulsory Deposits	6,746,659.25
10.1.4.20.10.00	Brazilian Central Bank	6,745,177.03
10.1.4.20.40.00	National Housing System - SFH	1,482.22
10.1.4.80.00.00	Correspondent Banks	108,359.95
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	54,983.96
10.1.5.10.00.00	Third-party Funds in Transit	182.96
10.1.5.20.00.00	Internal Transfers of Funds	54,801.00
10.1.6.00.00.00	LENDING OPERATIONS	32,745,814.39
10.1.6.10.00.00	Lending Operations	35,368,747.48
10.1.6.10.10.00	Public Sector	194,128.43
10.1.6.10.20.00	Private Sector	35,174,619.05
10.1.6.90.00.00	Allowance for Losses on Lending	(2,622,933.09)
10.1.7.00.00.00	LEASING OPERATIONS	301,700.74
10.1.7.10.00.00	Leasing Operations	417,768.52
10.1.7.10.20.00	Private Sector	417,768.52
10.1.7.90.00.00	Allowance for Losses on Leasing	(116,067.78)
10.1.8.00.00.00	OTHER CREDITS	15,254,280.02
10.1.8.20.00.00	Foreign Exchange Portfolio	6,253,540.09
10.1.8.30.00.00	Income Receivable	251,456.72
10.1.8.40.00.00	Negotiation and Intermediation of Securities	875,460.80
10.1.8.70.00.00	Sundry	7,947,723.89
10.1.8.90.00.00	Allowance for Losses on Other Credits	(73,901.48)
10.1.9.00.00.00	OTHER ASSETS	624,063.96
10.1.9.40.00.00	Other Assets	224,206.98
10.1.9.70.00.00	Allowance for Other Assets Losses	(56,848.08)
10.1.9.90.00.00	Prepaid Expenses	456,705.06
10.2.0.00.00.00	LONG-TERM ASSETS	34,433,126.22
10.2.2.00.00.00	INTERBANK INVESTMENTS	899,587.78
10.2.2.22.00.00	Interbank Deposits	899,587.78
10.2.3.00.00.00	MARKETABLE SECURITIES	8,726,205.39
10.2.3.10.00.00	Own Portfolio	3,176,634.23
10.2.3.20.00.00	Subject to Repurchase Commitments	1,530,638.90
10.2.3.40.00.00	Pledged under Guarantees Rendered	1,295,562.12
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,840,714.60
10.2.3.85.00.00	Derivative Financial Instruments	882,655.54
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,549.02
10.2.4.20.00.00	Compulsory Deposits	57,549.02
10.2.4.20.40.00	National Housing System - SFH	57,549.02
10.2.6.00.00.00	LENDING OPERATIONS	18,831,033.95
10.2.6.10.00.00	Lending Operations	19,371,065.86
10.2.6.10.10.00	Public Sector	609,012.64
10.2.6.10.20.00	Private Sector	18,762,053.22
10.2.6.90.00.00	Allowance for Losses on Lending	(540,031.91)
10.2.7.00.00.00	LEASING OPERATIONS	250,767.50
10.2.7.10.00.00	Leasing Operations	426,142.98
10.2.7.10.20.00	Private Sector	426,142.98
10.2.7.90.00.00	Allowance for Losses on Leasing	(175,375.48)
10.2.8.00.00.00	OTHER CREDITS	4,684,887.24
10.2.8.10.00.00	Receivables on Guarantees Honored	666.84

10.2.8.20.00.00	Foreign Exchange Portfolio	2,505.93
10.2.8.30.00.00	Income Receivable	106,013.73
10.2.8.70.00.00	Sundry	4,579,631.69
10.2.8.90.00.00	Allowance for Losses on Other Credits	(3,930.95)
10.2.9.00.00.00	OTHER ASSETS	983,095.34
10.2.9.90.00.00	Prepaid Expenses	983,095.34
10.3.0.00.00.00	PERMANENT ASSETS	20,207,993.21
10.3.1.00.00.00	INVESTMENTS	6,245,629.38
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	6,190,060.63
10.3.1.20.10.00	Local Residents	3,638,960.27
10.3.1.20.20.00	Foreign residents	2,551,100.36
10.3.1.50.00.00	Other Investments	100,125.70
10.3.1.90.00.00	Allowance for Losses	(44,556.95)
10.3.2.00.00.00	FIXED ASSETS	502,336.51
10.3.2.30.00.00	Land and buildings in use	212,234.09
10.3.2.40.00.00	Other Fixed Assets	1,239,637.80
10.3.2.90.00.00	Accumulated Depreciation	(949,535.38)
10.3.3.00.00.00	LEASED FIXED ASSETS	12,717,550.10
10.3.3.20.00.00	Leased Assets	15,790,499.92
10.3.3.90.00.00	Accumulated depreciation	(3,072,949.82)
10.3.4.00.00.00	DEFERRED CHARGES	742,477.22
10.3.4.10.00.00	Organization and Expansion Costs	1,462,363.92
10.3.4.90.00.00	Accumulated Amortization	(719,886.70)
40.0.0.00.00.00	TOTAL LIABILITIES	169,712,540.60
40.1.0.00.00.00	CURRENT LIABILITIES	97,106,413.29
40.1.1.00.00.00	DEPOSITS	28,833,720.08
40.1.1.10.00.00	Demand Deposits	3,601,863.56
40.1.1.20.00.00	Savings Deposits	8,516,588.72
40.1.1.30.00.00	Interbank Deposits	1,406,803.51
40.1.1.40.00.00	Time Deposits	15,214,476.95
40.1.1.90.00.00	Other Deposits	93,987.34
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	27,854,053.66
40.1.2.10.00.00	Own Portfolio	9,488,141.40
40.1.2.20.00.00	Third Parties Portfolio	18,365,912.26
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,463,423.42
40.1.3.40.00.00	Debentures	199,684.84
40.1.3.50.00.00	Securities Abroad	1,277,762.41
40.1.3.60.00.00	Real Estate Notes	985,976.17
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,481,644.92
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,382,962.61
40.1.4.40.00.00	Correspondent Banks	98,682.31
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	420,471.77
40.1.5.10.00.00	Third-Party Funds in Transit	420,373.23
40.1.5.20.00.00	Internal Transfer of Funds	98.54
40.1.6.00.00.00	BORROWINGS	5,004,053.84
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	66.75
40.1.6.30.00.00	Foreign Borrowings	5,003,987.09
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,150,114.72
40.1.7.10.00.00	National Treasury	35,367.23
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	1,525,973.67
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,566,945.77
40.1.7.90.00.00	Other Institutions	21,828.05
40.1.8.00.00.00	FOREIGN ONLENDING	1,237.81
40.1.8.10.00.00	Foreign Onlending	1,237.81
40.1.9.00.00.00	OTHER LIABILITIES	27,897,693.07
40.1.9.10.00.00	Collection of Taxes and Social Contributions	1,278,389.46
40.1.9.20.00.00	Foreign Exchange Portfolio	6,540,918.30
40.1.9.30.00.00	Social and Statutory	810,568.48
40.1.9.40.00.00	Taxes and Social Security	927,630.77
40.1.9.50.00.00	Negotiation and Intermediation of Securities	2,778,337.52
40.1.9.85.00.00	Subordinated Debt	13,158.86
40.1.9.87.00.00	Derivative Financial Instruments	4,740,976.66
40.1.9.90.00.00	Sundry	10,807,713.02
40.2.0.00.00.00	LONG-TERM LIABILITIES	59,730,026.53
40.2.1.00.00.00	DEPOSITS	23,961,656.18
40.2.1.40.00.00	Time Deposits	23,961,656.18
40.2.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,689,151.93
40.2.2.10.00.00	Own Portfolio	9,689,151.93

40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,762,345.72
40.2.3.40.00.00	Debentures	3,483,549.83
40.2.3.50.00.00	Securities Abroad	278,577.71
40.2.3.60.00.00	Real estate notes	218.18
40.2.6.00.00.00	BORROWINGS	1,691,628.67
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	173.61
40.2.6.30.00.00	Foreign Borrowings	1,691,455.06
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	6,470,894.36
40.2.7.10.00.00	National Treasury	47,067.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,997,599.87
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	3,281,059.72
40.2.7.90.00.00	Other Institutions	145,167.53
40.2.8.00.00.00	FOREIGN ONLENDINGS	34,794.38
40.2.8.10.00.00	Foreign Onlendings	34,794.38
40.2.9.00.00.00	OTHER LIABILITIES	14,119,555.29
40.2.9.20.00.00	Foreign Exchange Portfolio	2,481.27
40.2.9.40.00.00	Taxes and Social Security	3,338,033.18
40.2.9.50.00.00	Negotiation and Intermediation of Securities	171,094.47
40.2.9.85.00.00	Subordinated Debt	6,740,136.93
40.2.9.87.00.00	Derivative Financial Instruments	895,564.00
40.2.9.90.00.00	Sundry	2,972,245.44
40.5.0.00.00.00	DEFERRED INCOME	52,235.02
40.5.1.00.00.00	Deferred Income	52,235.02
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	12,823,865.76
40.6.1.00.00.00	Capital	8,074,235.97
40.6.1.10.00.00	Local Residents	5,680,706.85
40.6.1.20.00.00	Foreign Residents	2,393,529.12
40.6.4.00.00.00	Capital Reserves	182,343.25
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	3,006.85
40.6.6.00.00.00	Revenue Reserves	4,770,710.79
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(51,596.27)
40.6.9.00.00.00	Treasury Stock	(154,834.83)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From April 1, 2008	From January 1, 2008
CODE	DESCRIPTION	to June 30, 2008	to June 30, 2008

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	5,803,952.76	11,295,192.93
10.1.1.10.10.11	Lending Operations	3,102,585.44	6,189,439.97
10.1.1.10.10.13	Leasing Operations	307,009.41	576,876.28
10.1.1.10.10.15	Marketable Securities	1,544,647.32	2,893,439.19
10.1.1.10.10.16	Derivative Financial Instruments	428,033.18	954,058.39
10.1.1.10.10.17	Foreign Exchange Transactions	279,304.41	413,663.27
10.1.1.10.10.19	Compulsory Deposits	142,373.00	267,715.83
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(3,370,464.30)	(6,314,256.87)
10.1.1.10.20.12	Deposits and Securities Sold	(2,329,779.47)	(4,324,150.52)
10.1.1.10.20.14	Borrowings and Onlendings	(229,795.98)	(477,068.62)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(810,888.85)	(1,513,037.73)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,433,488.46	4,980,936.06
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,368,664.05)	(2,950,142.74)
10.1.1.20.21.00	Services Rendered	736,564.71	1,471,950.15
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(536,089.84)	(1,050,405.25)
10.1.1.20.24.00	Other Administrative Expenses	(850,185.65)	(1,699,842.44)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(120,515.82)	(238,787.03)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(181,945.49)	(72,417.45)
10.1.1.20.25.00	Other Operating Income	1,552,948.87	1,853,813.28
10.1.1.20.32.00	Other Operating Expenses	(1,969,440.83)	(3,214,454.00)
10.1.1.00.00.00	OPERATING INCOME	1,064,824.41	2,030,793.32
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	19,368.25	21,230.40
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	1,084,192.66	2,052,023.72
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(216,491.40)	(317,751.75)
10.2.1.00.00.00	Provision for Income Tax	(323,156.00)	(640,301.97)
10.2.2.00.00.00	Provision for Social Contribution	(144,771.54)	(228,257.34)
10.2.3.00.00.00	Deferred Tax Asset	251,436.14	550,807.56
10.3.0.00.00.00	PROFIT SHARING	(122,012.17)	(243,236.01)
10.0.0.00.00.00	NET INCOME	745,689.09	1,491,035.96
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(296,038.00)	(585,778.00)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000266996579394	0.000533870625723

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From April 1, 2008
CODE	DESCRIPTION	to June 30, 2008

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	19,503,470.18
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	1,813,512.94
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(4,948.48)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	(38,073.87)
10.3.3.00.00.00	Other (+/-)	(38,073.87)
10.5.0.00.00.00	THIRD PARTY FUNDS	17,732,979.59
10.5.1.00.00.00	Increase in Liabilities	17,242,280.83
10.5.1.01.00.00	Deposits	8,379,591.69
10.5.1.02.00.00	Securities Purchased Under Resale Agreements	3,009,834.93
10.5.1.04.00.00	Real Estate Notes	524,029.18
10.5.1.07.00.00	Interbank and Interdepartmental accounts	131,986.19
10.5.1.08.00.00	Borrowings and onlendings	155,308.61
10.5.1.09.00.00	Other Liabilities	5,041,530.23
10.5.2.00.00.00	Decrease in Assets	87,456.71
10.5.2.05.00.00	Leasing Operations	87,456.71
10.5.3.00.00.00	Sale of Assets and Investments	275,398.73
10.5.3.02.00.00	Foreclosed Assets	45,612.17
10.5.3.03.00.00	Fixed Assets	55.20
10.5.3.04.00.00	Leased Fixed Assets	225,890.22
10.5.3.05.00.00	Investments	3,841.14
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	127,843.32
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	19,618,463.22
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	296,038.00
20.4.0.00.00.00	INVESTMENTS IN	4,124,204.39
20.4.2.00.00.00	Foreclosed Assets	38,060.32
20.4.3.00.00.00	Fixed Assets	62,439.12
20.4.4.00.00.00	Leased Fixed Assets	2,885,096.90
20.4.5.00.00.00	Investments	1,138,608.05
20.5.0.00.00.00	DEFERRED CHARGES	85,391.69
20.6.0.00.00.00	INCREASE IN ASSETS	13,609,943.07
20.6.1.00.00.00	Short-term interbank deposits	7,059,421.78
20.6.2.00.00.00	Marketable Securities and Derivative Financial Instruments	2,083,213.72
20.6.3.00.00.00	Interbank and Interdepartmental accounts	332,508.68
20.6.4.00.00.00	Lending Operations	1,314,923.75
20.6.4.00.00.00	Other Credits	2,752,910.29
20.6.7.00.00.00	Other Assets	66,964.85
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,502,886.07
20.7.6.00.00.00	Debentures	1,502,886.07
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(114,993.04)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,669,226.95
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,554,233.91
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(114,993.04)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	June 30, 2008

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	163,094,828.24
10.1.0.00.00-2	AVAILABLE FUNDS	3,192,526.28
10.1.1.00.00-5	Cash	1,121,030.21
10.1.2.00.00-8	Bank Deposits	15,082.56
10.1.3.00.00-1	Free Reserves	117.07
10.1.5.00.00-7	Foreign Money Supply	2,056,296.44
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	1,983,773.34
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	72,523.10
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	40,431,054.50
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	34,073,777.32
10.2.1.10.00-1	RESALE TO LIQUIDATE - OWN PORTFOLIO	7,794,421.25
10.2.1.10.10-4	Federal Government Securities	7,687,629.87
10.2.1.10.90-8	Other	106,791.38
10.2.1.20.00-8	RESALE TO LIQUIDATE - THIRD PORTFOLIO	26,279,356.07
10.2.2.00.00-7	INTERBANK INVESTMENTS	6,287,666.45
10.2.2.10.00-4	INTERBANK DEPOSITS	6,287,666.45
10.2.6.00.00-9	Foreign Currency Investments	69,610.73
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	69,610.73
10.3.0.00.00-0	MARKETABLE SECURITIES	34,467,035.65
10.3.1.00.00-3	Marketable Securities	19,077,953.25
10.3.1.10.00-0	FIXED RATE SECURITIES	11,901,527.93
10.3.1.10.10-3	Federal Government Securities	8,069,014.79
10.3.1.10.30-9	Financial Institutions	1,550,518.20
10.3.1.10.62-2	Certificates of Real Estate Receivables	316,602.05
10.3.1.10.90-7	Others	1,965,392.89
10.3.1.15.00-5	MUTUAL FUNDS	304,234.64
10.3.1.20.00-7	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	1,486,575.55
10.3.1.20.10-0	Listed companies stocks	1,474,280.48
10.3.1.20.20-3	Non-listed companies stocks	11,647.09
10.3.1.20.40-9	Equity Funds	647.98
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	5,385,615.13
10.3.1.85.10-7	Brazilian Sovereign Bonds	293,644.77
10.3.1.85.20-0	Securities of Foreign Governments	3,781,271.93
10.3.1.85.30-3	Brazilian State-Owned Companies	15,848.02
10.3.1.85.90-1	Others	1,294,850.41
10.3.2.00.00-6	Subject to Commitments	3,399,931.95
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	3,399,931.95
10.3.2.10.10-6	Federal Government Securities	3,394,865.77
10.3.2.10.90-0	Other	5,066.18
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	4,181,375.98
10.3.3.10.00-6	Derivative Financial Instruments	1,757,416.89
10.3.3.15.00-1	Derivative Financial Instruments - SWAP	2,423,959.09
10.3.4.00.00-2	Pledged With Brazilian Central Bank	5,916,398.01
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	5,916,398.01
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,891,376.46
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,891,376.46
10.3.6.10.10-8	Federal Government Securities	680,398.95
10.3.6.10.90-2	Other	1,210,977.51
10.4.0.00.00-9	INTERBANK ACCOUNTS	8,157,639.22
10.4.1.00.00-2	Check Clearing	1,258,239.13
10.4.2.00.00-5	Restricted Deposits	6,804,206.95
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	6,745,175.71
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,482.22
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	57,549.02
10.4.2.65.10-5	Novation Option	57,549.02
10.4.4.00.00-1	Correspondent Banks	95,193.14
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	59,736.50
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	51,354,681.63
10.6.1.00.00-0	Lending Operations	50,802,213.39
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	33,995,341.67
10.6.1.20.00-4	FINANCING	15,843,045.53
10.6.1.30.00-1	AGRICULTURAL	1,823,484.20
10.6.1.40.00-8	REAL ESTATE LOANS	2,041,896.54
10.6.1.40.30-7	Habitational Loans	2,041,896.54

10.6.1.90.00-3	ALLOWANCE FOR LOSSES ON LOANS	(2,901,554.55)
10.6.2.00.00-3	Leasing Operations	552,468.24
10.6.2.10.00-0	LEASING OPERATIONS	843,911.50
10.6.2.90.00-6	ALLOWANCE FOR LOSSES ON LEASING OPERATIONS	(291,443.26)
10.9.0.00.00-4	OTHER RECEIVABLES	25,432,154.46
10.9.1.00.00-7	Guarantees Honored	666.84
10.9.2.00.00-0	Foreign Exchange	7,981,799.46
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	4,743,043.09
10.9.2.06.10-7	Export and Interbank Contracts	1,702,954.17
10.9.2.06.30-3	Financial	31,456.47
10.9.2.06.32-7	Financial - Foreign Exchange Contracts to Liquidate	470,965.60
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	2,537,666.85
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	3,347,022.22
10.9.2.25.10-2	Import And Financial Contracts	180,148.99
10.9.2.25.20-5	Interbank	5,613.50
10.9.2.25.22-9	Financial - Foreign Exchange Contracts to Compensate	521,510.65
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	2,639,749.08
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(131,065.11)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT
	CONTRACTS	22,799.26
10.9.3.00.00-3	INCOME RECEIVABLE	631,905.11
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	813,844.33
10.9.4.10.00-3	STOCK EXCHANGE CLEARING	81,522.36
10.9.4.30.00-7	DEBTORS - PENDING SETTLEMENT	713,272.03
10.9.4.40.00-4	FINANCIAL ASSETS AND COMMODITIES TRANSACTIONS	9,665.53
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION AND INTERMEDIATION	9,384.41
10.9.5.00.00-9	Specific Credits	1,392,620.43
10.9.5.30.00-0	INSURANCE COMPANIES	1,392,620.43
10.9.5.30.10-3	Receivables of Insurance Operations	1,380,566.08
10.9.5.30.20-6	Notes and Credits Receivable	12,054.35
10.9.7.00.00-5	Other	11,871,744.69
10.9.7.25.00-4	FORECLOSED ASSETS	271,398.30
10.9.7.25.90-1	Other Assets	271,398.30
10.9.7.30.00-6	ALLOWANCE FOR LOSSES ON OTHER ASSETS	(67,833.51)
10.9.7.30.90-3	Other Assets	(67,833.51)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	3,940,642.24
10.9.7.40.10-6	Deferred Tax - Real After 5 years	69,399.93
10.9.7.40.20-9	Deferred Tax - Real less than 5 years	803,466.52
10.9.7.40.50-8	Deferred Tax	3,067,775.79
10.9.7.45.00-8	PREPAID TAXES	853,735.86
10.9.7.50.00-0	TAX RECOVERY	38,322.85
10.9.7.90.00-8	FOREIGN DEBTORS	17,406.95
10.9.7.95.00-3	LOCAL DEBTORS	6,818,072.00
10.9.8.00.00-8	Nonperforming Loans and Allowance for Other Credits Losses	(87,385.49)
10.9.8.90.00-1	ALLOWANCE FOR LOSSES ON OTHER CREDITS	(87,385.49)
10.9.9.00.00-1	Prepaid Expenses	2,826,959.09
20.0.0.00.00-6	PERMANENT ASSETS	15,338,088.73
20.1.0.00.00-5	INVESTMENTS	824,694.35
20.1.2.00.00-1	Investments In Subsidiary Companies	97,500.48
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	97,500.48
20.1.2.10.90-5	Other	97,500.48
20.1.3.00.00-4	Fiscal Incentive Investments	2,382.97
20.1.4.00.00-7	Membership Certificates	6,252.83
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	6,295.98
20.1.4.10.10-7	Securities Exchanges and CETIP	5,788.46
20.1.4.10.90-1	Other	507.52
20.1.4.99.00-1	ALLOWANCE FOR LOSSES ON MEMBERSHIP CERTIFICATES	(43.15)
20.1.5.00.00-0	Stocks And Quotas	241,261.37
20.1.5.10.00-7	STOCKS AND QUOTAS	244,591.76
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	15,673.54
20.1.5.10.20-3	Other	228,918.22
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	ALLOWANCE FOR LOSSES ON SHARES AND QUOTAS	(3,827.35)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.23)
20.1.5.99.20-0	Other	(3,598.12)
20.1.9.00.00-2	Other Investments	477,296.70
20.1.9.90.00-5	OTHER INVESTMENTS	483,944.70
20.1.9.99.00-6	ALLOWANCE FOR LOSSES	(6,648.00)

20.2.0.00.00-4	PROPERTY AND EQUIPMENT	890,257.26
20.2.1.00.00-7	Storaged Furniture And Equipment	21,888.57
20.2.2.00.00-0	Property And Equipment In Process	1,106.65
20.2.3.00.00-3	Land And Buildings	390,815.68
20.2.3.10.00-0	LAND AND BUILDINGS	616,291.21
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(225,475.53)
20.2.4.00.00-6	Furniture And Equipment	165,766.37
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	403,461.18
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(237,694.81)
20.2.8.00.00-8	Others	310,679.99
20.2.8.90.00-1	OTHER OPERATING ASSETS	1,268,578.70
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(957,898.71)
20.3.0.00.00-3	LEASED ASSETS	12,717,550.10
20.4.0.00.00-2	DEFERRED CHARGES	905,587.02
20.4.1.00.00-5	Organization And Expansion Costs	3,321,427.09
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	76,591.61
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	3,244,835.48
20.4.9.00.00-9	Accumulated Amortization	(2,415,840.07)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(56,098.31)
20.4.9.90.00-2	OTHER	(2,359,741.76)
30.0.0.00.00-9	OFF-BALANCE ITEMS	1,098,116,300.96
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	15,996,635.46
30.1.1.00.00-1	Imported Credits Outstanding	665,751.18
30.1.3.00.00-7	Confirmed Exported Credits	12,878.17
30.1.4.00.00-0	Guarantees Provided	15,240,800.91
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN
	CENTRAL BANK	1,117,670.46
30.1.4.90.00-3	Other	14,123,130.45
30.1.5.00.00-3	Co-Obligation For Credit Assignment	77,205.20
30.4.0.00.00-5	CUSTODY	116,290,230.93
30.4.2.00.00-1	Amounts Guaranteed by FGPC	28,458.70
30.4.6.00.00-3	Amounts Guaranteed By Pledged Deposits	6,658.59
30.4.8.00.00-9	Amounts Guaranteed By Financial Institutions	2,570,368.57
30.4.9.00.00-2	Other	113,684,745.07
30.5.0.00.00-4	COLLECTION	34,255,125.24
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	655,042,212.33
30.6.1.00.00-6	Equity, Financial Assets And Commodities	641,351,675.37
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	10,966,007.79
30.6.5.00.00-8	Credit Risk On Swap Contracts	1,776,492.63
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	370,635.76
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	1,128,471.49
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	277,385.38
30.6.6.00.00-1	Derivatives credits - risk received	948,036.54
30.8.0.00.00-1	CONTRACTS	64,351,590.55
30.9.0.00.00-0	CONTROL	212,180,506.45
30.9.7.00.00-1	Capital Required To Market Risk Covery	1,578,972.58
30.9.7.10.00-8	EXCHANGE RATE	1,338,396.84
30.9.7.20.00-5	INTEREST RATE	240,575.74
30.9.8.00.00-4	CONTROL	2,464,966.23
30.9.8.10.00-1	Total Foreign Exchange Exposure	1,732,090.06
30.9.8.40.00-2	NOTIONAL ASSETS - ADJUSTMENTS	102,785.48
30.9.8.40.01-9	Deferred Charges	188,097.47
30.9.8.40.02-6	Market Value Adjustments	(85,311.99)
30.9.8.90.00-7	Deferred Tax - Limits	630,090.69
30.9.8.90.10-0	Deferred Tax from Gains	613,755.04
30.9.8.90.30-6	Deferred Tax Exclusion Level I	16,335.65
30.9.9.00.00-7	Other assets off-balance sheet	208,136,567.64
39.9.9.99.99-4	TOTAL ASSETS	1,276,549,217.93
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	163,136,964.46
40.1.0.00.00-1	DEPOSITS	50,142,105.96
40.1.1.00.00-4	Demand Deposits	3,534,083.76
40.1.2.00.00-7	Saving Deposits	8,516,588.72
40.1.3.00.00-0	Interbank Deposits	1,561,122.58
40.1.5.00.00-6	Time Deposits	36,416,915.52
40.1.8.00.00-5	Foreign Deposits	19,408.04
40.1.9.00.00-8	Other Deposits	93,987.34
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	32,123,415.14
40.2.1.00.00-3	Own Portfolio	18,881,583.56

40.2.2.00.00-6	Third Parties	13,241,831.58
40.3.0.00.00-9	RESOURCES FROM SECURITIES ISSUED	5,683,113.45
40.3.1.00.00-2	Mortgage Notes	1,133,506.36
40.3.2.00.00-5	Debentures	3,006,818.63
40.3.3.00.00-8	Securities Abroad	1,542,788.46
40.4.0.00.00-8	INTERBANK ACCOUNTS	1,480,283.49
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	420,996.52
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	16,455,133.88
40.6.1.00.00-9	Borrowings	6,798,092.61
40.6.1.10.00-6	LOCAL BORROWINGS	102,650.46
40.6.1.20.00-3	FOREIGN BORROWINGS	6,695,442.15
40.6.2.00.00-2	Onlendings	9,657,041.27
40.6.2.10.00-9	LOCAL ONLENDINGS	9,621,009.08
40.6.2.20.00-6	FOREIGN ONLENDINGS	36,032.19
40.7.0.00.00-5	Derivative Financial Instruments	5,638,380.10
40.8.0.00.00-4	OTHER LIABILITIES	44,440,240.13
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	1,323,025.03
40.8.2.00.00-0	Foreign Exchange Portfolio	6,543,399.57
40.8.3.00.00-3	Social And Statutory	914,626.73
40.8.3.10.00-0	DIVIDENDS PAYABLE	583,749.88
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	24,944.79
40.8.3.30.00-4	BONUS AND PROFIT SHARING PAYABLE	305,932.06
40.8.4.00.00-6	Taxes And Social Security	4,745,670.17
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	412,636.81
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	212,603.78
40.8.4.20.00-0	TAXES PAYABLE	273,862.21
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	702,852.77
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	3,143,714.60
40.8.5.00.00-9	Negotiation And Intermediation of Securities	3,062,282.10
40.8.7.00.00-5	Specific Liabilities	13,747,676.88
40.8.7.30.00-6	INSURANCE COMPANIES	7,023,780.74
40.8.7.30.10-9	Non-Committed Technical Provisions	1,286,851.01
40.8.7.30.20-2	Committed Technical Provisions	5,118,740.76
40.8.7.30.30-5	Insurance and Reinsurance Debts Operations	618,188.97
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	5,891,317.63
40.8.7.35.10-4	Non-Committed Technical Provisions	5,888,210.71
40.8.7.35.30-0	Debts from Social Contribution Transaction	3,106.92
40.8.7.40.00-3	ANNUITY PRODUCTS COMPANIES	832,578.51
40.8.7.40.10-6	Non-Committed Technical Provisions	725,238.72
40.8.7.40.20-9	Committed Technical Provisions	107,339.79
40.8.9.00.00-1	Sundry	14,103,559.65
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	5,048,304.72
40.8.9.90.00-4	OTHER LIABILITIES	9,055,254.93
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	6,753,295.79
40.9.2.00.00-9	Subordinated Debt	6,708,862.53
40.9.2.10.00-6	MATURITY MORE THAN 5 YEARS	1,871,477.95
40.9.2.20.00-3	MATURITY BETWEEN 4 AND 5 YEARS	3,007,038.76
40.9.2.30.00-0	MATURITY BETWEEN 3 AND 4 YEARS	1,591,320.31
40.9.2.50.00-4	MATURITY BETWEEN 1 AND 2 YEARS	239,025.51
40.9.3.00.00-2	Other Subordinated Debt	44,433.26
50.0.0.00.00-5	DEFERRED INCOME	70,541.11
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	14,171,888.39
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	14,171,888.39
60.1.1.00.00-0	Capital	9,272,977.57
60.1.1.10.00-7	CAPITAL	9,272,977.57
60.1.1.10.13-1	Common Shares - Local Residents	5,260,397.45
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	1,248,635.27
60.1.1.10.17-9	Other Preferred Shares - Local Residents	0.02
60.1.1.10.23-4	Common Shares - Foreign Residents	5,597.01
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	2,758,347.79
60.1.1.10.28-9	Quotas - Local Residents	0.03
60.1.3.00.00-6	Capital Reserves	436,150.78
60.1.4.00.00-9	Revaluation Reserve	5,972.16
60.1.5.00.00-2	Revenue Reserves	5,475,506.18
60.1.5.10.00-9	LEGAL RESERVE	1,673,268.49
60.1.5.20.00-6	STATUTORY RESERVE	3,802,236.15
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54

60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(63,149.77)
60.1.8.00.00-1	Retained Earnings	(800,733.70)
60.1.9.00.00-4	Treasury Stock	(154,834.83)
70.0.0.00.00-1	REVENUES	26,220,830.35
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	23,411,800.92
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,722,685.81
70.2.1.00.00-2	Insurance Companies	1,703,790.46
70.2.1.10.00-9	INSURANCE PREMIUMS	1,544,793.02
70.2.1.30.00-3	FINANCIAL REVENUES	139,375.58
70.2.1.90.00-5	OTHER	19,621.86
70.2.2.00.00-5	Private Retirement Companies	435,867.58
70.2.2.10.00-2	CONTRIBUTION REVENUES	7,768.12
70.2.2.30.00-6	FINANCIAL INCOME	428,099.46
70.2.3.00.00-8	Annuity Products Companies	273,394.37
70.2.3.10.00-5	ANNUITY PRODUCTS PREMIUMS	215,310.72
70.2.3.30.00-9	FINANCIAL REVENUES	55,721.09
70.2.3.90.00-1	OTHER	2,362.56
70.2.4.00.00-1	Credit Card Companies	283,320.50
70.2.4.10.00-8	CREDIT CARD REVENUES	101,547.15
70.2.4.30.00-2	FINANCIAL REVENUES	181,773.35
70.2.9.00.00-6	Other Activities	26,312.90
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	26,312.90
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	80,692.17
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	5,651.45
70.4.1.00.00-0	Insurance Companies	5,468.38
70.4.2.00.00-3	Listed Companies' Private Retirement Plan	176.94
70.4.3.00.00-6	Annuity Products Companies	6.13
80.0.0.00.00-4	EXPENSES	(25,167,307.34)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(22,199,190.64)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(2,133,864.60)
80.2.1.00.00-5	Insurance Companies	(1,482,419.39)
80.2.1.10.00-2	INSURANCE CLAIMS	(678,731.21)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(455,021.54)
80.2.1.30.00-6	FINANCIAL EXPENSES	(97,125.55)
80.2.1.40.00-3	OTHER ADMINISTRATIVE EXPENSES	(163,136.51)
80.2.1.90.00-8	OTHER	(88,404.58)
80.2.2.00.00-8	Private Retirement Listed Companies	(418,425.89)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES AND REDEMPTION	(12,794.99)
80.2.2.20.00-2	SELLING, OTHER INSURANCE AND PRIVATE RETIREMENT PLANS
	EXPENSES	(5,224.29)
80.2.2.30.00-9	FINANCIAL EXPENSES	(377,804.32)
80.2.2.40.00-6	OTHER ADMINISTRATIVE EXPENSES	(19,860.72)
80.2.2.90.00-1	OTHER	(2,741.57)
80.2.3.00.00-1	Annuity Products Companies	(224,162.26)
80.2.3.10.00-8	ANNUITY PRODUCTS PREMIUMS REDEMPTION EXPENSES	(10,373.77)
80.2.3.20.00-5	SELLING AND OTHER BROKERAGE EXPENSES	(2,058.65)
80.2.3.30.00-2	FINANCIAL EXPENSES	(203,212.32)
80.2.3.40.00-9	OTHER ADMINISTRATIVE EXPENSES	(4,689.53)
80.2.3.90.00-4	OTHER	(3,827.99)
80.2.9.00.00-9	Other Activities	(8,857.06)
80.2.9.10.00-6	COST OF GOODS SOLD OR SERVICES RENDERED	(8,857.06)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(31,277.25)
80.4.0.00.00-0	NON-OPERATING EXPENSES OF NON-FINANCIAL ACTIVITIES	(1,202.19)
80.4.1.00.00-3	INSURANCE COMPANIES	(1.00)
80.4.2.00.00-6	Private Retirement Listed Companies	(1,201.19)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(801,772.66)
80.9.4.00.00-7	Income Tax and Social Contribution	(540,149.61)
80.9.4.10.00-4	INCOME TAX	(385,668.75)
80.9.4.10.10-7	Financial Activities	(385,668.75)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(154,480.86)
80.9.4.30.10-1	Financial Activities	(154,480.86)
80.9.7.00.00-6	Profit Sharing	(261,623.05)
80.9.7.10.00-3	PROFIT SHARING	(261,623.05)
80.9.7.10.20-9	Employees	(261,623.05)
90.0.0.00.00-7	OFF-BALANCE ITEMS	1,098,116,300.96
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,276,549,217.93

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branch (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information has been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis. The quarterly information of June 30, 2008 includes the statements of cash flows and value added.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

The statement of income for the quarter ended June 30, 2007 has been reclassified for the purpose of better comparability in respect of: (i) the foreign subsidiary companies’ exchange variations in the amount of R$189,755 (Six-months ended June 30, 2007 –R$361,506) from “Other Operating Expenses” to ”Derivative Financial instruments” and (ii) according to Susep Circular no. 356/07 and Circular Letter Susep/Decon/GAB nº 003/08 the amount of R$201,674 (Six-months ended June 30, 2007 – R$463,152) from “Private Retirement Plans Benefit Expenses”, “Insurance Premium and Redemption” to “Changes in Technical Provision for Insurance, Annuity Products and Retirement Plans”.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances, have already considered determined aspects of Law nº 11,638 at December 29, 2007, mentioned in Note 25 (c).

(a) Determination of net income

Net income is determined on the accrual basis and considers:

• income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
• the effects of the provisions to adjust the assets to market or realizable values;
• the adjustments to the technical reserves for insurance, annuity products and retirement plans;
• the insurance premiums, as well as their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

• the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;
• the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
• the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
• the provision for social contribution calculated at the rate of 15% (9% until April of 2008, according to Law nº 11,727 of June 2008) on the adjusted income before income tax; and
• tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for losses on credit is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

• Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
• Securities available for sale – acquired as part of the strategy of managing market risks. They are negotiated as a result of changes in the interest rates, in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized in the period and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses and permanent losses are recognized in the incoming statement in a contra account in the stockholders’ equity.
• Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

• Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, is recognized currently in earnings.

• Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future.

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies whose investments due to common shares which has significant influence, are accounted for using the equity method of accounting in the proportion of the ownership interest in the stockholders’ equity of the associated companies, as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted by an allowance for losses, when applicable.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years, see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts are presented at cost and include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

Liabilities are presented according to their maturity in current or long-term liabilities. Time deposits are presented according to their contractual maturity date despite that it is market practice to offer immediate liquidity for these instruments.

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM nº 489 of 2005.

Contingent assets – Contingent assets are not recorded, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recorded, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recorded.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are recorded in accordance with the rules of Resolution CNSP no. 162/06 and 139/05. In accordance with Resolution CNSP no. 135/05, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is recorded to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is recorded based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose vesting event and the Mathematical Provision for Benefits granted corresponds to the value of commitments whose vesting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

	Unibanco	Unibanco Consolidated
Securities purchased under resale agreements	33,994,057	34,073,777
Own position	7,715,290	7,795,010
- Financial treasury bills	592,978	592,978
- Treasury bills	6,031,272	6,031,272
- Treasury notes	1,061,433	1,061,433
- Other	29,607	109,327
Financial Position	26,278,767	26,278,767
- Financial treasury bills	8,262,654	8,262,654
- Treasury bills	10,891,192	10,891,192
- Treasury notes	6,463,992	6,463,992
- Other	660,929	660,929
Interbank deposits	8,791,973	6,287,667
Foreign currency investments	69,611	69,611
Total	42,855,641	40,431,055
Current	41,881,677	39,499,836
Long-term	973,964	931,219

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

	Unibanco	Unibanco Consolidated
Assets
Trading assets	7,138,023	11,613,091
Available for sale	35,633,889	16,047,241
Held to maturity	864,942	2,625,328
Subtotal	43,636,854	30,285,660
Derivative financial instruments	5,620,367	4,181,376
Total	49,257,221	34,467,036
Current	18,892,219	22,102,561
Long-term	30,365,002	12,364,475

Liabilities
Derivative financial instruments	7,671,081	5,638,380
Total	7,671,081	5,638,380
Current	6,775,147	4,740,773
Long-term	895,934	897,607

(b) Trading assets

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,876,472	3,843,485	5,777,111	5,717,539
Treasury bills	1,184,679	1,182,790	1,667,788	1,662,712
Financial treasury bills	10,604	10,592	431,818	430,995
Treasury notes	2,681,189	2,650,103	3,677,505	3,623,832
Foreign government	2,366,234	2,331,389	2,862,769	2,825,946
Brazilian sovereign bonds	-	-	110,616	110,340
Bank debt securities	-	-	1,037,035	1,035,446
Eurobonds	-	-	101,977	100,654
Certificate of deposit	-	-	935,058	934,792
Corporate debt securities	67,477	71,402	203,858	207,064
Debentures	61,566	65,541	128,253	132,363
Eurobonds	5,911	5,861	75,605	74,701
Mutual funds	171,340	171,340	498,170	498,170
Marketable equity securities	670,367	645,325	1,234,977	1,218,586
Total	7,151,890	7,062,941	11,724,536	11,613,091

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

			Unibanco	Unibanco Consolidated

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	8,209,983	(145,096)	8,064,887	9,946,320	(211,463)	9,734,857
Financial treasury bills	3 69,752	162	3 69,914	69 9,211	33 7	699,548
Treasury bills	6,8 29,431	(99,247)	6 ,7 30,184	6,90 0,456	(100,05 9)	6,800,397
Treasury notes	9 65,304	(39,375)	9 25,929	2,30 1,157	(105,10 5)	2,196,052
Treasury Bonds	2,938	(816)	2,122	2,938	(81 6)	2,122
Other	42,558	(5,820)	36,738	4 2,558	(5,82 0)	36,738
Foreign government	1,060,375	(11,295)	1,049,080	1,060,376	(11,296)	1,049,080
Brazilian sovereign bonds	1,204,149	(31,828)	1,172,321	1,204,149	(31,828)	1,172,321
Bank debt securities	22,411,608	(13,122)	22,398,486	826,708	(13,595)	813,113
Debentures, eurobonds and other	22,4 11,608	(13,122)	22 ,3 98,486	82 6,708	(13,59 5)	813,113
Corporate debt securities	2,806,418	38,062	2,844,480	2,923,911	42,665	2,966,576
Debentures, eurobonds and other	2,8 06,418	38,062	2 ,8 44,480	2,92 3,911	42,66 5	2,966,576
Mutual funds	10,136	-	10,136	33,907	-	33,907
Marketable equity securities	225,071	(130,572)	94,499	427,508	(150,121)	277,387
Total	35,927,740	(293,851)	35,633,889	16,422,879	(375,638)	16,047,241

(ii) By maturity:

	Unibanco		Unibanco Consolidated

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	2,196,98 3	2,199,742	2,26 2,726	2,26 5,546
Between 3 months and 1 year	4,683,56 3	4,651,382	4,92 2,178	4,88 9,376
Between 1 and 3 years	4,589,94 7	4,503,847	4,79 6,772	4,71 1,674
Between 3 and 5 years	745,27 6	738,935	89 8,503	88 7,302
Between 5 and 15 years	22,264,42 3	2 2,254,832	1,42 5,667	1,36 6,788
More than 15 years	1,212,34 1	1,180,516	1,65 5,618	1,61 5,261
No stated maturity (1)	235,20 7	104,635	46 1,415	31 1,294
Total	35,927,740	35,633,889	16,422,879	16,047,241

____________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment		Amortized cost

Federal government	299	1,734,694
Treasury notes	93	1,734,488
Other	206	206
Brazilian sovereign bonds	864,643	886,130
Corporate debt securities	-	4,504
Debentures	-	4,504
Total	864,942	2,625,328
Fair value	987,505	2,925,275

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity		Amortized cost

Less than 3 months	17,971	17,971
Between 3 months and 1 year	6,406	6,706
Between 1 and 3 years	2 36,497	2 62,371
Between 3 and 5 years	4 26,232	4 26,232
Between 5 and 15 years	1 77,723	1 ,2 04,527
More than 15 years	113	7 07,521
Total	864,942	2,625,328

(iii) Financial ability

Unibanco and its subsidiaries classified investments at held to maturity for which there is intention and financial ability to hold them to maturity. Maturities are the parameters used to define financial ability, interest rate (existence of positive spread) and liabilities transactions’ currencies.

(e) Fair value determination

The fair value of Marketable Securities is calculated by fair value, when applicable, is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, whose notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

				Unibanco		Unibanco Consolidated

		Amortized	Fair value			Amortized	Fair value
	Notional value	cost	adjustment	Fair value	Notional value	cost	adjustment	Fair value
Futures contracts	145,202,469	-	-	-	144,439,607	-	-	-
Purchase	86,853,047	-	-	-	87,100,394	-	-	-
Currencies	1,725,772	-	-	-	1,725,853	-	-	-
Interbank interest rate	85,062,952	-	-	-	85,310,218	-	-	-
Other	64,323	-	-	-	64,323	-	-	-
Sale	58,349,422	-	-	-	57,339,213	-	-	-
Currencies	6,205,163	-	-	-	6,156,856	-	-	-
Interbank interest rate	52,044,464	-	-	-	51,082,562	-	-	-
Other	99,795	-	-	-	99,795	-	-	-
Swap contracts	25,801,363	(1,003,844)	188,862	(814,982)	25,766,663	(982,669)	180,555	(802,114)
Assets	14,872,788	1,093,734	396,330	1,490,064	14,901,804	1,109,080	386,068	1,495,148
Currencies	1,970,119	62,640	6,948	69,588	1,970,119	62,640	6,948	69,588
Fixed interest rate	1,573,203	96,697	98,077	194,774	1,576,787	96,697	87,815	184,512
Interbank interest rate	7,927,658	763,483	167,107	930,590	7,953,090	778,829	167,107	945,936
Other	3,401,808	170,914	124,198	295,112	3,401,808	170,914	124,198	295,112
Liabilities	10,928,575	(2,097,578)	(207,468)	(2,305,046)	10,864,859	(2,091,749)	(205,513)	(2,297,262)
Currencies	2,476,023	(250,306)	(60,753)	(311,059)	2,476,023	(250,306)	(60,753)	(311,059)
Fixed interest rate	1,631,019	(40,775)	(81,363)	(122,138)	3,555,575	(1,330,366)	(78,022)	(1,408,388)
Interbank interest rate	1,759,267	(106,170)	(66,732)	(172,902)	1,536,362	(96,714)	(66,732)	(163,446)
Other	5,062,266	(1,700,327)	1,380	(1,698,947)	3,296,899	(414,363)	(6)	(414,369)
Third curve swap contracts	3,791,224	(436,231)	(50,017)	(486,248)	3,791,224	(436,231)	(50,017)	(486,248)
Assets	2,341,391	85,973	(6,870)	79,103	2,341,391	85,973	(6,870)	79,103
Currencies	1,236,686	53,462	(6,324)	47,138	1,236,686	53,462	(6,324)	47,138
Fixed interest rate	395,828	(2)	1,369	1,367	395,828	(2)	1,369	1,367
Interbank interest rate	644,976	31,912	(2,062)	29,850	644,976	31,912	(2,062)	29,850
Other	63,901	601	147	748	63,901	601	147	748
Liabilities	1,449,833	(522,204)	(43,147)	(565,351)	1,449,833	(522,204)	(43,147)	(565,351)
Currencies	641,662	(27,074)	(50,257)	(77,331)	641,662	(27,074)	(50,257)	(77,331)
Fixed interest rate	600,247	(494,127)	7,569	(486,558)	600,247	(494,127)	7,569	(486,558)
Interbank interest rate	120,666	(624)	(84)	(708)	120,666	(624)	(84)	(708)
Other	87,258	(379)	(375)	(754)	87,258	(379)	(375)	(754)
Forward contracts	8,259,672	(409,294)	260,911	(148,383)	6,101,606	(81,121)	135,568	54,447
Assets	4,064,259	2,726,309	66,394	2,792,703	1,906,193	903,798	68,697	972,495
Currencies	612,046	36	8,398	8,434	612,046	36	8,398	8,434
Fixed interest rate	3,319,130	2,235,212	(9,142)	2,226,070	1,091,244	335,948	(5,979)	329,969
Stocks	-	360,247	(219)	360,028	69,820	429,976	(1,079)	428,897
Other	133,083	130,814	67,357	198,171	133,083	137,838	67,357	205,195
Liabilities	4,195,413	(3,135,603)	194,517	(2,941,086)	4,195,413	(984,919)	66,871	(918,048)
Currencies	3,408,795	(402,907)	55,464	(347,443)	3,408,795	(402,907)	55,464	(347,443)
Fixed interest rate	59,279	(2,156,889)	127,048	(2,029,841)	59,279	404	(598)	(194)
Stocks	360,247	(360,247)	15,539	(344,708)	360,247	(360,247)	15,539	(344,708)
Other	367,092	(215,560)	(3,534)	(219,094)	367,092	(222,169)	(3,534)	(225,703)
Option contracts	450,367,968	(127,672)	(232,180)	(359,852)	451,170,528	(55,189)	71,470	16,281
Purchased options	245,795,705	1,007,719	192,017	1,199,736	248,220,492	1,080,202	495,667	1,575,869
Purchase of purchased options	156,698,195	832,951	78,139	911,090	158,392,905	905,434	381,789	1,287,223
Currencies	65,348,296	395,111	(282,525)	112,586	65,348,296	395,111	(282,525)	112,586
Interbank interest rate	91,305,039	415,227	365,766	780,993	91,305,039	415,227	365,766	780,993
Stocks	16,396	21,252	(4,856)	16,396	1,711,106	93,735	298,794	392,529
Other	28,464	1,361	(246)	1,115	28,464	1,361	(246)	1,115
Purchase of sold option	89,097,510	174,768	113,878	288,646	89,827,587	174,768	113,878	288,646
Currencies	29,169,720	129,866	137,198	267,064	29,169,720	129,866	137,198	267,064
Interbank interest rate	59,784,780	31,718	(22,618)	9,100	60,514,857	31,718	(22,618)	9,100
Stocks	4,021	4,626	(605)	4,021	4,021	4,626	(605)	4,021
Other	138,989	8,558	(97)	8,461	138,989	8,558	(97)	8,461
Sale position	204,572,263	(1,135,391)	(424,197)	(1,559,588)	202,950,036	(1,135,391)	(424,197)	(1,559,588)
Sale of purchased options	111,144,498	(793,322)	(239,162)	(1,032,484)	109,522,271	(793,322)	(239,162)	(1,032,484)
Currencies	41,175,792	(452,238)	342,337	(109,901)	41,175,792	(452,238)	47,258	(404,980)
Interbank interest rate	68,243,750	(314,204)	(290,989)	(605,193)	68,243,750	(314,204)	(290,989)	(605,193)
Stocks	1,642,228	(23,133)	(291,947)	(315,080)	20,001	(23,133)	3,132	(20,001)
Other	82,728	(3,747)	1,437	(2,310)	82,728	(3,747)	1,437	(2,310)
Sale of sold option	93,427,765	(342,069)	(185,035)	(527,104)	93,427,765	(342,069)	(185,035)	(527,104)
Currencies	31,697,851	(241,373)	(252,068)	(493,441)	31,697,851	(241,373)	(252,068)	(493,441)
Interbank interest rate	61,487,659	(79,130)	72,542	(6,588)	61,487,659	(79,130)	72,542	(6,588)
Stocks	6,435	(6,484)	49	(6,435)	6,435	(6,484)	49	(6,435)
Other	235,820	(15,082)	(5,558)	(20,640)	235,820	(15,082)	(5,558)	(20,640)
Other derivative financial	-	-	-	-	-	-	-	-
instruments (*)	8,588,409	(81,368)	(159,881)	(241,249)	9,488,161	(86,473)	(152,897)	(239,370)
Assets position	3,351,252	115,525	(56,764)	58,761	3,351,252	115,525	(56,764)	58,761
Liabilities position	5,237,157	(196,893)	(103,117)	(300,010)	6,136,909	(201,998)	(96,133)	(298,131)

Assets		5,029,260	591,107	5,620,367		3,294,578	886,798	4,181,376
Liabilities		(7,087,669)	(583,412)	(7,671,081)		(4,936,261)	(702,119)	(5,638,380)

Net effect		-	7,695	-			184,679
____________________
(*)Include, basically, contracts of Forwards-Non Deliverable Forward (NDFs) and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	71,008,564	56,579,024	14,743,531	2,871,350	145,202,469
Swap contracts	5,118,696	10,614,375	4,175,932	5,892,360	25,801,363
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,622,958	4,607,836	884,685	144,193	8,259,672
Option contracts
Purchased position	95,402,794	142,587,457	7,805,454	-	245,795,705
Sale position	84,959,976	110,624,960	8,987,327	-	204,572,263
Other derivative financial
instruments	5,763,893	2,112,248	597,318	114,950	8,588,409

			Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Notional value	3 months	and 1 year	years	3 years	Total
Future contracts	70,621,192	56,589,044	14,223,602	3,005,769	144,439,607
Swap contracts	4,895,790	10,617,032	4,198,707	6,055,134	25,766,663
Third curve swap contracts	1,535,860	1,504,255	443,446	307,663	3,791,224
Forward contracts	2,980,638	2,092,090	884,685	144,193	6,101,606
Option contracts
Purchased position	95,402,794	143,390,017	7,805,454	1,622,227	248,220,492
Sale position	84,959,976	110,624,960	7,365,100	-	202,950,036
Other derivative financial
instruments	6,663,645	2,112,248	597,318	114,950	9,488,161

(iii) Nominal value by trade location:

			Unibanco

Notional value	BM&F	CETIP	Over the counter(1)	Bovespa	Total
Future contracts	145,202,469	-	-	-	145,202,469
Swap contracts	5,731,287	11,010,706	9,059,370	-	25,801,363
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	7,899,425	-	360,247	8,259,672
Option contracts
Purchased position	241,854,437	1,535,508	2,379,890	25,870	245,795,705
Sale position	192,813,099	388,409	11,332,911	37,844	204,572,263
Other derivative financial
instruments	-	-	8,579,437	8,972	8,588,409

			Unibanco Consolidated

Notional value	BM&F	CETIP	Over the counter(1)	Bovespa	Total
Future contracts	14 4,439,607	-	-	-	144,439,607
Swap contracts	5,537,397	1 1,010,706	9,218,560	-	25,766,663
Third curve swap contracts	-	3,367,613	423,611	-	3,791,224
Forward contracts	-	5,382,570	-	719,036	6,101,606
Option contracts
Purchased position	24 2,584,514	1,535,508	4,074,600	25,870	248,220,492
Sale position	19 2,813,099	388,409	9,710,684	37,844	202,950,036
Other derivative financial
instruments	-	-	9,479,189	8,972	9,488,161

_________________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

On June 30, 2008 the amounts pledged to guarantee BM&F transactions were R$185,198 in Unibanco and R$233,144 in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	584,329	275,361	445,157	1,490,064
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	570,494	2,218,209	3,135	865	2,792,703
Option contracts	377,005	718,952	103,779	-	1,199,736
Other derivative financial
instruments	31 ,001	20,206	7,534	20	58,761
Total	1,194,490	3,579,570	399,884	446,423	5,620,367

Liabilities
Swap contracts	165,885	1,772,453	203,348	163,360	2,305,046
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	651,239	2,217,730	64,934	7,183	2,941,086
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	167 ,342	117,650	12,132	2,886	300,010
Total	1,696,085	5,079,062	662,131	233,803	7,671,081

			Unibanco Consolidated

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	185,217	585,942	289,094	434,895	1,495,148
Third curve swap contracts	30,773	37,874	10,075	381	79,103
Forward contracts	932,341	36,154	3,135	865	972,495
Option contracts	377,005	762,064	103,779	333,021	1,575,869
Other derivative financial					-
instruments	31,001	20,206	7,534	20	58,761
Total	1,556,337	1,442,240	413,617	769,182	4,181,376

Liabilities
Swap contracts	156,428	1,772,453	203,348	165,033	2,297,262
Third curve swap contracts	275,915	225,609	3,453	60,374	565,351
Forward contracts	657,848	188,083	64,934	7,183	918,048
Option contracts	435,704	745,620	378,264	-	1,559,588
Other derivative financial
instruments	165 ,463	117,650	12,132	2,886	298,131
Total	1,691,358	3,049,415	662,131	235,476	5,638,380

(v) Hedge Account

(a) On June 30, 2008, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$25,834,241 (March 31, 2008 – R$23,145,052) in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,677,661 (March 31, 2008 – R$1,492,433) and forward contracts in the amount of R$83,421 (March 31, 2008 – R$68,344), associated with future liabilities transaction with variations of interbank interest rate (CDI). These contracts presented on June 30, 2008, a gain net of applicable taxes and losses in the amount of R$137,071 (March 31, 2008 – net loss in the amount of R$23,446) in Unibanco and in Unibanco Consolidated, recorded in “Unrealized gains or losses – marketable securities and derivatives”.

The hedges as of June 30, 2008, were undertaken in accordance with the standards established by the Brazilian Central Bank and were not identified ineffective hedge to be accounted during the quarter.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$2,148,904 (March 31, 2008 – R$2,965,988) in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value, in accordance with Circular nº. 3,150/02 of the Brazilian Central Bank.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	26,330,809	27,870,032
Financing	14,354,329	15,843,046
Agricultural	1,823,484	1,823,484
Real estate loans	2,034,614	2,041,897
Credit card	-	6,125,309
Total lending operations	44,543,236	53,703,768

Leasing operations	784,006	8,533,650
Advances on exchange contracts (1)	1,679,306	1,679,306
Total leasing operations and
advances on exchange contracts	2,463,312	10,212,956

Guarantees honored	667	667
Other receivables (2)	652,656	5,073,304
Total other credits	653,323	5,073,971

Total risk	47,659,871	68,990,695

By maturity
Past-due for more than 15 days (Note 6 (d))	723,128	2,501,733
Falling due:
Less than 3 months (3)	13,895,489	23,316,296
Between 3 months and 1 year	13,753,094	18,670,224
Between 1 and 3 years	11,362,530	15,375,994
More than 3 years	7,925,630	9,126,448

Total risk	47,659,871	68,990,695

_______________________
(1) Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2) Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

		Unibanco	Unibanco Consolidated

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing	18,102,196	38.1	18,761,950	27.1
Retailers	6,798,443	14.3	7,291,810	10.6
Financial service	4,043,728	8.5	4,185,274	6.1
Residential construction loans	727,008	1.5	740,262	1.1
Other services	8,969,655	18.7	11,024,178	16.0
Agriculture, livestock, forestry
and fishing	1,334,103	2.8	1,334,103	1.9
Individual	7,684,738	16.1	25,653,118	37.2
Total	47,659,871	100.0	68,990,695	100.0

(c) Concentration of lending, leasing and other credits:

		Unibanco	Unibanco Consolidated

Largest clients	Value	% total	Value	% total
10 largest clients	5,044,528	10.6	5,044,528	7.3
50 next largest clients	7,751,385	16.3	7,751,385	11.2
100 next largest clients	6,419,055	13.5	6,419,055	9.3
Other clients	28,444,903	59.6	49,775,727	72.2
Total	47,659,871	100.0	68,990,695	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Unibanco

	minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	22,881,789	-	-	22,881,789	48.0	20,951
A	0.5	18,265,207	-	-	18,265,207	38.3	98,189
B	1.0	4,054,657	197,640	72,963	4,325,260	9.1	54,925
C	3.0	656,737	203,348	70,734	930,819	2.0	31,351
D	10.0	109,498	111,668	56,133	277,299	0.6	222,685
E	30.0	39,593	71,531	45,680	156,804	0.3	156,804
F	50.0	20,932	62,211	57,510	140,653	0.3	140,653
G	70.0	9,754	45,895	49,422	105,071	0.2	105,071
H	100.0	39,655	166,628	370,686	576,969	1.2	576,969
Total		46,077,822	858,921	723,128	47,659,871	100.0	1,407,598
% of total risk							3.0%

				Unibanco Consolidated

	minimum		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total
level	required	credits	installments	installments (1)	credits	% of total	allowance
AA	-	28,707,553	-	-	2 8,707,553	41.7	20,951
A	0 .5	29,850,636	-	-	2 9,850,636	43.3	156,222
B	1 .0	5,007,062	466,112	278,392	5,751,566	8.3	84,444
C	3 .0	748,437	440,815	277,491	1,466,743	2.1	47,440
D	10 .0	166,399	222,994	254,077	643,470	0.9	432,535
E	30 .0	86,008	129,202	218,844	434,054	0.6	402,033
F	50 .0	52,922	115,351	230,166	398,439	0.6	388,797
G	70 .0	34,875	83,662	212,066	330,603	0.5	328,370
H	100 .0	101,373	275,561	1,030,697	1,407,631	2.0	1,407,631
Total		64,755,265	1,733,697	2,501,733	68,990,695	100.0	3,268,423
% of total risk							4.7%

____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2,682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$632,312 (March 31, 2008 - R$620,984) in Unibanco and R$1,054,126 (March 31, 2008 - R$1,001,383) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were re-classified in a manner which maintains the risk assessment and the provision for losses existing prior to renegotiation. These transactions are only re-assessed to higher classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,422,380	3,051,216
Increases	202 ,8 11	715,59 3
Loan charge-offs	(217 ,5 93)	(498,38 6)
Balance at the end of the period	1,407,598	3,268,423

Loan recoveries (1)	52,691	84,364

___________________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	4,864,796	4,864,796
Rights on foreign exchange sold	3,193,936	3,193,936
(-) Received advances	(99,732)	(99,732)
Income receivable from advances on exchange contracts	22,799	22,799
Total	7,981,799	7,981,799

Liabilities - Other liabilities
Unsettled exchange sales	3,257,887	3,257,887
Obligations for foreign exchange purchased	4,964,627	4,964,627
(-) Advances on exchange contracts	(1,679,306)	(1,679,306)
Other	191	191
Total	6,543,399	6,543,399

Off-balance sheet
Import credits outstanding	650,199	665,751
Confirmed export credits	12,878	12,878

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	959,100	1,034,333
Expenses from foreign exchange transactions	(1,176,825)	(1,250,009)
Net gain on foreign exchange transactions	(217,725)	(215,676)

8. Other Credits – Sundry

	Unibanco	Unibanco Consolidated
Receivables from credit card operations	-	3,370,072
Deferred tax	2,029,705	3,937,850
Escrow deposits for civil and labor suits (1)	608,321	1,762,041
Insurance premium	-	1,357,317
Prepaid taxes	376,462	893,313
Notes and credits receivable	623,130	643,707
Accounts receivable from temporary special
administration regime	246,841	246,841
Salary advances and other	127,044	202,572
Receivables from purchase of assets	6,728	30,581
Payments to reimburse	73,173	82,659
Sundry debtors - abroad	572	17,407
Other credits without aspects of underwriting	74,612	118,268
Other	112,218	348,934
Total	4,278,806	13,011,562
Current	1,980,712	7,925,576
Long -term	2,298,094	5,085,986

___________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

	Unibanco	Unibanco Consolidated
Commissions and expenses on debt placements	57,373	57,450
Commissions on debt products	533,726	552,847
Exclusiving contracts for banking services	300,820	557,328
Advance of private pensions sponsor contributions	199,671	206,849
Others	46,732	77,194
Total	1,138,322	1,451,668
Current	374,084	467,466
Long-term	764,238	984,202

10. Foreign Branch

As mentioned in Note 2, the financial statement of foreign branch (Grand Cayman) is consolidated with that of Unibanco.

The balance of this branch can be summarized as follows:

	US$	R$
	thousand	thousand
Current assets	6,557,329	10,438,612
Long-term assets	5,313,506	8,458,570
Permanent assets	68,217	108,594
Total assets	11,939,052	19,005,776

Current liabilities	8,069,663	12,846,096
Long-term liabilities	3,217,878	5,122,540
Deferred income	8,203	13,058
Branch equity	643,308	1,024,082
Total liabilities	11,939,052	19,005,776

Net income for the period (2008)	31,709	50,478
Net income for the period (2007)	(4,367)	(10,828)

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branch and subsidiary companies’ exchange losses in the amount of R$340,038 (Six-month ended June 30, 2008 – R$381,529) and R$189,755 (Six-month ended June 30, 2008 – R$361,506) in Unibanco and in Unibanco Consolidated, were recognized as “Gross Profit from Financial Intermediation”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares
	or quotas (in thousands)		Percentage holding (%)		Adjusted		Adjusted	Equity in

	direct and indirect			Unibanco	stockholders	Investment	net	results

	Common	Preferred	Unibanco	Consolidated	equity	amount	income	adjustments
Investments of Unibanco

Subsidiary companies
Dibens Leasing S.A. - Arrendamento Mercantil (2)	819,143	-	99.999	99.999	8,263,450	8,263,450	237,467	237,467
Unipart Participações Internacionais Ltd.	6,438	-	100.000	100.000	3,310,590	3,310,590	17,813	17,813
Banco Fininvest S.A.	8	2	99.991	100.000	1,575,865	1,575,865	(1,536)	(1,536)
Unicard Banco Múltiplo S.A.	220,390,052	91,811,816	100.000	100.000	1,992,355	1,992,355	69,418	69,682
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,661,174	828,961	92,102	45,584
Banco Dibens S.A.	20,085,509	-	99.999	100.000	511,177	511,177	10,679	10,955
Unibanco Companhia de Capitalização	4,194	-	99.999	100.000	463,254	463,254	(2,349)	(2,349)
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	304,640	302,649	7,020	7,108
Interbanco S.A.	1,491,816	-	99.996	99.999	185,609	185,609	22,796	22,796
Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A.	8,060	4,955	100.000	100.000	175,689	175,689	(5,230)	(5,053)
AIG Brasil Companhia de Seguros	54,214	-	49.999	49.999	87,142	43,570	9,198	4,599
Other						536,454		54,408

Jointly controlled companies
Maxfácil Participações	11	-	49.986	49.986	192,108	96,027	3,518	1,758
Banco Investcred Unibanco S.A. - (PontoCred)	95	-	49.997	49.997	139,502	69,751	(4,028)	(1,969)
Companhia Hiportecária Unibanco - Rodobens	6,055	-	50.000	50.000	24,634	12,317	1,317	702
Other						32,951		1,281
Total						18,400,669		463,246
						-
Investment of Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	49.999	-	87,142	43,570	9,198	4,599
BIU Participações S.A.	225	-	24.492	-	166,254	40,719	4,145	1,015
Other					-	13,211	-	50
Total						97,500		5,664

	Number of shares or quotas		Percentage	Adjusted	Adjusted
Main direct, indirect and jointly controlled	(in thousands)		holding	stockholders	net

subsidiary companies invested by:	Common	Preferred	(%)	equity	income
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	877,544	22,862
Unibanco Cayman Bank Ltd.	26,340	-	100.000	571,464	35,233
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	136,178	2,884
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,024	12,230

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	319,349	16,394
Unibanco AIG Saúde Seguradora S.A.	23,995	-	99.999	63,323	3,780
UASEG Seguros S.A.	14,400	-	99.999	16,623	242

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	172	172	49.999	88,138	(19,289)

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	877,544	22,862

Dibens Leasing S.A. - Arrendamento Mercantil
Unibanco Participações Societárias S.A.	8,883	6,218	51.000	3,264,989	121,315
Redecard S.A	156,201	-	23.211	1,033,883	256,073
Fininvest Negócios de Varejo Ltda.	61,087,133	-	50.996	1,282,533	75,789
__________________________
(i) The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1) The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly, alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.
(2) The Extraordinary Shareholders’ Meetings held in February 2008, approved the increase in capital, in the amount of R$3,000,001, represented by 306,764,252 common shares. The Brazilian Central Bank approved the increase in the capital in March 2008, being paid totally.
(3) In March 2008, represented principally by an investment in IRB Brasil Resseguros, reclassified to other investment.

(b) Goodwill on acquisition of companies

The goodwill on acquisition of a company is based on the expectation of future earnings, with the amortization period changed up to 5 years.

The goodwill balance shown in the Unibanco consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization
Hipercard	55,296	20,736
Maxfácil	54,156	4,276
Other	58,703	17,529
Total	168,155	42,541

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) The resources from real estate, mortgage, credit and similar

(i) The real estate notes in the amount of R$986,194 (March 31, 2008 – R$462,166) are restated, being paid up to 92% of interbank interest rate and maturing up to July 2012.

(ii) The agribusiness credit bills in the amount of R$2,005,023 (March 31, 2008 – R$1,831,007) are restarted, being paid up to 93% of interbank interest rate and maturing up to May 2011.

(b) Resources from debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, bearing interest up to 102% of interbank interest rate, paid semiannually and mature in ten years corresponding to January 2023.

Debentures pledged schedules are restated, bearing interest up to 106 % of interbank interest rate and fixed interest rate up to 14.2% with maturity up to January 2020.

(c) Euronotes in the amount of R$1,661,117 in Unibanco and R$1,528,874 in Unibanco Consolidado. The average interest of issues in foreign currency was 5.17% (March 31, 2008 - 8.36%) per annum in Unibanco and 4.83% (March 31, 2008 - 4.69%) per annum in Unibanco Consolidated.

(d) The other issues totaled R$13,915 (March 31, 2008- R$15,353) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 5.30% .

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2029, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to April 2018, with an average interest rate of 4.30% (March 31, 2008 - 4.83%) per annum.

14. Contingent Assets and Liabilities and Legal Liabilities

Unibanco and its subsidiaries are parties to several disputes, including judicial lawsuits and administrative proceedings mainly related to tax, civil and labor claims.

As from first half ended in June, 2007, the provisions for labor claims are based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the historic percentage of the balance of judicial deposits converted into payments with respect to the labor claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Civil litigation is represented mainly by claims for personal and moral injury, due to among other reasons, returns of checks, and protests of notes considered not due and economic plans. As from the six-months ended June 30, 2007 the amount provided represents management’s estimate, considering the probability of loss in those lawsuits, based on: (i) the individual analysis regarding the potential amount of the probable losses, pursuant to the advice of our legal counsel for claims with significant individual amounts; (ii) the balance of judicial deposits converted into payments, with respect to the civil claims with judicial deposits; and (iii) the historic average of payments made, for all other claims.

Based on Deliberation CVM nº 489, the tax claims which are considered legal liabilities, independently of the probability of loss, and whose tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned. On June 30, 2008, Unibanco and its subsidiaries maintained provision for such causes in the total amount of R$1,925,886 (March 31, 2008 – R$1,861,887) in Unibanco and R$3,143,715 (March 31, 2008 – R$2,900,365) in Unibanco Consolidated, mainly: (i) widening of the calculation basis of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$1,397,449 (March 31, 2008 – R$1,290,709) in Unibanco and R$1,879,263 (March 31, 2008 – R$1,730,703) in Unibanco Consolidated; (ii) Deductibility of interest and taxes whose payments are suspended, in the amount of R$297,265 (March 31, 2008 – R$295,689) in Unibanco and R$385,244 (March 31, 2008 – R$383,591) in Unibanco Consolidated; and (iii) Social Contribution on Net Income of non-employees companies in the amount of R$230,663 (March 31, 2008 – R$142,626) in Unibanco Consolidated.

The tax claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The suits which are not considered legal liabilities and those suits with loss classification as possible in accordance with the legal advisors’ opinion, are not recognized for accounting purposes and, the amount, net of tax effects, is R$1,075,650 (March 31, 2008 – R$942,007) in Unibanco Consolidated. These suits include disputes regarding:

(i) Deductibility of goodwill on investments acquisitions in the amount of R$157,049 (March 31, 2008 - R$155,931);
(ii) Collection of CPMF on leasing transactions in the amount of R$162,182 (March 31, 2008 - R$157,953);
(iii) Deductibility of losses on credits receivables in the amount of R$122,228 (March 31, 2008 - R$150,316);
(iv) Social security contribution on non remunerated earnings in the amount of R$99,638 (March 31, 2008 - R$97,937);
(v) Profit from foreign country taxation criteria in the amount of R$96,249 (March 31, 2008 - R$75,633);
(vi) Tax losses deduction of affiliated companies without 30% restriction of R$66,794;
(vii) Rejection of compensation request – R$38,892 (March 31, 2008 – R$38,614); and
(viii)ISS taxation on leasing operations in the amount of R$22,504 (March 31, 2008 - R$20,948).

Provisions recorded and their movements in the quarter ended June 30, 2008, are as follows:

	Unibanco	Unibanco Consolidated

Balance sheet
Tax litigation (1)	1,925,886	3,143,715
Labor litigation (2)	540,568	772,180
Civil litigation (2)	328,474	497,295
Total	2,794,928	4,413,190
_____________________ (1)Recorded in Other Liabilities - Provision for tax contingencies
(2)Recorded in Other Liabilities - Sundry (Note 15 (c))

Movements in the period	Unibanco	Unibanco Consolidated

Balance at the beginning of the quarter	2,795,317	4,259,063
Increases	205,747	418,082
Releases	(78,140)	(120,898)
Interest/Monetary adjustment	33,275	41,528
Payments	(161,271)	(184,585)
Balance at the end of the quarter	2,794,928	4,413,190

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance	Private Retirement	Annuity Products	Total
Provision for unearned premiums	1,034,494	-	-	1,034,494
Loss Provision IBNR
(The provision for claims incurred
but not yet reported)	259,954	1,801	-	261,755
Mathematical provision
benefits to be granted	631,084	7,711,395	-	8,342,479
Mathematical provision
for benefits granted	5,243	460,565	-	465,808
Unsettled claims	516,487	14,235	-	530,722
Provision for draws
an d redemptions	-	-	8 11,476	811,476
Other provisions	8,167	275,086	21,103	304,356
Total of technical provisions	2,455,429	8,463,082	832,579	11,751,090
Short-term	2,455,359	7,848,697	832,579	11,136,635
Long-term	70	614,385	-	614,455

(b) Subordinated debt

			Remuneration		Unibanco
	Issue	Maturity	per annum	Unibanco	Consolidated
Step-up subordinated callable notes (1)	December 2003	December 2013	7.375%	319,424	303,748
Line of credit (2)	December 2004	December 2009	4.74%	239,026	239,026
Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Indeterminated	8.70%	807,876	807,876
Subordinated time deposits (4)	December 2002	December 2012	102.25% of CDI	523,922	523,922
Subordinated time deposits (5)	November 2003	November 2013	102% of CDI	77,026	77,026
Subordinated time deposits (6)	December 2006	December 2016	CDI + 0.47%	593,756	593,756
Subordinated time deposits (7)	May 2007	May 2012	103.9% of CDI	1,591,320	1,591,320
Subordinated time deposits (7)	July 2007	July 2012	CDI + 0.38%	468,959	468,959
Subordinated time deposits (7)	August 2007	August 2012	CDI + 0.38%	220,570	220,570
Subordinated time deposits (7)	August 2007	August 2014	CDI + 0.46%	55,182	55,182
Subordinated time deposits (7)	October 2007	October 2012	IGPM + 7.33%	332,140	332,140
Subordinated time deposits (7)	October 2007	October 2012	103.8% of CDI	100,620	100,620
Subordinated time deposits (7)	October 2007	October 2014	IGPM + 7.35%	37,910	37,910
Subordinated time deposits (7)	October 2007	October 2012	CDI + 0.45%	486,209	486,209
Subordinated time deposits (7)	December 2007	December 2014	CDI + 0.60%	10,650	10,650
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	855,119	855,119
Subordinated time deposits (7)	1st quarter 2008	1st quarter 2013	106.5% of CDI	49,261	49,262
Total				6,768,970	6,753,295
Short-term				13,210	13,159
Long-term				6,755,761	6,740,136

______________________
(1) The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(2) The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(3) The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(4) Subordinated time deposits can be redeemed from December 2007.
(5) Subordinated time deposits can be redeemed from November 2008.
(6) Subordinated time deposits can be redeemed from December 2011.
(7) Subordinated time deposits can not be redeemed prior to contractual maturity.

(c) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, retirement and
capitalization plans	-	11,751,090
Payable to merchants - credit cards	-	4,008,370
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,686,614	1,686,614
Provision for labor and civil litigation (Note 14)	869,042	1,269,475
Payable related to insurance companies	-	598,820
Provisions for payroll and administrative
expenses	522,559	958,339
Official convenants liabilities	106,844	106,844
Credit on the release of real estate financing	160,255	160,255
Other	377,761	852,130
Total	3,723,075	21,391,937
Short-term	1,216,694	17,753,774
Long-term	2,506,381	3,638,162

____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$1,059,497 (March 31, 2008 - US$872,849 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in October 2007 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar a closed private entity. The program is sponsored by Unibanco, its subsidiaries and employees.

During the quarter ended June 30, 2008, the company sponsor contributions totaled R$8,061 (Six-month ended June 30, 2008 - R$19,189) in Unibanco and R$8,500 (Six-month ended June 30, 2008 - R$20,814) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a Stock Option Plan, which aims to align the executives’ commitment with long term results and reward exceptional performance. It is also an instrument for attraction, retention and motivation of talented people. In the Extraordinary Shareholders’ Meeting, held in March 2007, a change in the Stock Option Plan was approved to allow the establishment of a program, in which some executives are chosen to be “partners” of Unibanco. The Partner Program has become the main incentive program to executives. These executives will be able to invest a percentage of their respective bonuses to acquire Unibanco Units and, for each acquired Unit each executive will receive certain amount of Bonus Units (options to acquire Units subjected to defined vesting conditions). The granted Units stock options can be exercised by the executives in 3 to 5 years.

The annual granted options cannot exceed 1% of the authorized capital and total granted options represent 0.3% of the authorized capital and are accordance with the limit established of 10%.

Up to June 30, 2008, the options activity was as follows:

Single Options

		Vesting		Exercise price
Insuance		period	Exercise	per Unit (R$)				Quantity

N°	Date	until	period until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01. 21. 2007	01.20.2008	4.655	12,376,000	7,928, 941	4,447,059	-
2nd	2nd quarter 2002	04. 15. 2007	04.14.2008	5.455	68,000	68, 000	-	-
3rd and 4th	3rd quarter 2002	08. 12. 2007	08.11.2008	Up to4,200	560,000	556, 400	-	3,600
5th to 7th	4th quarter 2002	11. 20. 2007	11.19.2008	3.452	700,000	300, 000	400,000	-
8th to 10th	1st quarter 2003	03. 10. 2008	03.09.2009	Up to4,085	446,000	240, 000	206,000	-
11th to 15th	2nd quarter 2003	06. 16. 2008	06.15.2009	Up to5,150	3,464,000	1,762, 602	1,244,000	457,398
16th	3rd quarter 2003	09. 02. 2008	09.01.2009	4.917	6,226,000	2,677, 727	2,073,987	1,474,286
17th to 18th	4th quarter 2003	12. 17. 2008	12.16.2009	Up to5,750	480,000	80, 000	360,000	40,000
19th to 20th	1st quarter 2004	02. 01. 2009	01.31.2010	Up to6,881	600,000	400, 000	120,000	80,000
21th to 23th	2nd quarter 2004	04. 13. 2009	04.12.2010	Up to7,016	1,012,240	674, 826	2	337,412
24th to 26th	3rd quarter 2004	09. 20. 2009	09.19.2010	Up to7,809	1,560,000	313, 336	20,000	1,226,664
27th	1st quarter 2005	02. 01. 2010	01.31.2011	9.180	8,440,000	1,983, 926	1,339,996	5,116,078
28th	2nd quarter 2005	05. 03. 2010	05.02.2011	10.754	50,000	-	50,000	-
29th	3rd quarter 2005	09. 19. 2010	09.18.2011	11.646	120,000	-	-	120,000
30th to 33rd	3rd quarter 2006	08. 30. 2011	08.29.2012	Up to17,016	630,000	-	280,000	350,000
34th to 35th	1st quarter 2007	03. 22. 2012	03.21.2013	Up to19,387	500,000	-	-	500,000
36th	2nd quarter 2008	05. 14. 2013	05.13.2014	24.090	120,000	-	-	120,000
Total					37,352,240	16,985,758	10,541,044	9,825,438

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants active in the program.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged accumulated to the IPCA (Amplified Consumer Price Index) for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares in July 2006.

Bonus Options

The executives who opted to invest a percentage of their respective bonuses to purchase Unibanco Units received the following number of Bonus Units.

Insuance	Quantity of	Exercise		Quantity

Date	shareholders	period until	Granted	Not exercised
2nd semester 2007	51	09.03.2012	1,226,808	1,226,808
1st quarter 2008	53	03.03.2013	1,579,552	1,579,552
TOTAL	104		2,806,360	2,806,360

The exercise of these bonus units is linked to the achievement of individual objectives and the maintenance of the propriety of their own shares without changes and burden during the exercise period.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding	Treasury
	shares	stock	Total
Common	1,511,316,336	-	1,511,316,336
Preferred	1,281,562,478	14,876,994	1,296,439,472
Total	2,792,878,814	14,876,994	2,807,755,808

Preferred shares carry no voting rights, aren´t convertible into common shares, have priority over common shares in the reimbursement of capital, in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On June 30, 2008, the market value of Units is R$20.44.

On May 29, 2008, the Board of Directors approved the change in the Global Depositary Shares (GDSs). Each GDS, that represents 10 (ten) Units currently, will represent 2 (two) Units. This change is pending on the approval of Brazilian Securities Commission. As far as CVM doesn’t approve it, GDS’s Units keep being traded as 10 (ten) Units.

The Extraordinary Shareholder’s Meeting held in July 16, 2008, approved the capital increase in the amount of R$3,000,000 through partial take over of income reserves (reserve applied to secure suitable operating margin to Company), represented by 280,775,580 bonus shares issued to stockholders, being 151,131,633 common shares and 129,643,947 preferred shares, in proportion to 1 per 10 owned shares. These alterations depend on approbation by Brazilian Central Bank.

The interest on unit cost was R$10.685451 to bonus shares and R$21.299488 to Units, in accordance with 1st paragraph of article 25 from Federal Internal Revenue Department normative instruction nº 25/2001.

The treasury stock will be bonus under Brazilian Securities Commission (CVM) authorization, in accordance with the information acquired to CVM on July 7, 2008. If CVM refuses this possibility, the Board of Directors will determine, based on number of shares in transit on the base date, (i) the number of shares to be issued following the share dividend, (ii) the new number of shares that will comprise their capital stocks, including the authorized capital and (iii) the unit cost will be given to bonus shares, that will be adjusted to share number issued effectually, being realized to stockholders by market release.

(b) Dividends and interest on own capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first half of 2008, R$585,778 of interest on own capital, to be paid to stockholders, was accrued. The interest on own capital was calculated in accordance with article 9º of Law nº 9,249/95 with tax benefit of R$212,433. From this amount, R$578,451 were approved and realized until July 31, 2008, being the gross amount of R$0.1981 (R$0.1684 net of applicable tax) per common share and R$0.2180 (R$0.1853 net of applicable tax) per preferred share. The amounts, net of applicable tax, will be included in the calculation of the minimum mandatory dividend of the year.

The Units had interested on capital of R$0.3886 (R$0.3303 net of applicable tax) being R$0.1706 (R$0.1450 net of applicable tax) from Unibanco Holdings and R$0.2180 (R$0.1853 net of applicable tax) from Unibanco. The GDS had interested on own capital of R$3.8862 (R$3.3033 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

Legal reserve	817,799
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	3,856,995
ii) Special dividends reserve	63,898
Total	4,738,692

(e) Treasury stock

On February 13, 2008, the Board of Directors of both Unibanco and Unibanco Holdings approved the acquisition of Unibanco preferred shares and Unibanco Holdings preferred shares for the purpose of maintaining these shares in treasury for further sale or cancellation, without reducing the share capital of Unibanco or Unibanco Holdings. Unibanco’s Executive Board shall decide the timing and volume of the acquisitions within the limits established by the above mentioned Boards of Directors. The quantity of stock to be acquired should not be more than 20,000,000 preferred shares issued by Unibanco and 20,000,000 preferred shares issued by Unibanco Holdings. The acquisitions will be realized exclusively under the form of Units, traded in Brazilian market (BOVESPA: UBBR11). The authorization will be valid for 12 months as from February 15, 2008, and the acquisition of the shares will be carried out at fair market value through the broker Unibanco Investshop Corretora de Valores Mobiliários S.A. or other broker that comes to be defined by the Board of Directors.

In the repurchase program shares of Unibanco Holdings are acquired by Unibanco, by using revenue reserves, for subsequent exchange for its own shares.

During the quarter ended June 30, 2008, in accordance with the repurchase program and Stock option program (Note 16 (b)), the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
Balance at the beginning of the period	13,667,294	141,736
Conversion of own stocks	604,850	6,274
Sale of own stocks	(1,560,558)	(17,160)
Repurchase	2,165,408	23,985
Balance at the end of the period	14,876,994	154,835

The average cost was R$22.27 per repurchased Units, and the minimum and maximum price per share were R$20.18 and R$25.29, respectively.

(f) Changes in stockholders’ equity

Balance at the beginning of the period	12,208,914
Purchase, sale of own stocks	(13,09 9)
Revenue reserves realization	(23,35 3)
Capital reserves realization	468
Fair value adjustments - marketable securities
and derivatives, net of applicable tax	64,828
Revaluation reserve	(1,85 6)
Net income for the period	7 56,782
Interest on own capital proposed	(296,03 8)
Balance at the end of the period	12,696,646

18. Revenues from services rendering

The charges from services rendered collecting was regulated by National Monetary Council Resolution nº 3,518, applied since April 2008, with the application to rules they laid down. The revenues components are disclosured following this Resolution since 2007 for the purpose of better comparability.

	Unibanco	Unibanco consolidated
Current account	196,222	195,439
Credit cards	-	252,459
Credit portfolio and warranties rendered	101,892	113,428
Receiving services	83,905	84,035
Funds and third-party resources management	54,865	80,612
Brokering and structured operations	10,013	59,960
Other charges and comission	26,786	79,189
Subtotal	473,683	865,122
Redecard	-	51,635
Total	473,683	916,757

19. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Financial results from insurance, pension plans
and annuity products	-	339,459
Insurance, annuity products and retirement plans premiums	-	1,656,618
Dividends/retained earnings received from other investments	10,010	14,457
Income System Fácil - Tamboré	-	4,843
Revenues from recovery charges and expenses	2,005	3,896
Other income - Redecard	-	5,210
Contractual fire/Break of contract	20,293	19,243
Other income from insurance companies	-	4,543
Indemnity from correspondent banks and collections	2,128	24,825
Other	32,945	44,544
Total	67,381	2,117,638

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Price-level restatement and interest on technical
provision for insurance, pension plans and
annuity products	-	270,370
Changes in technical provision for insurance, annuity
products and retirement plans	-	832,691
Insurance claims	-	343,937
Private retirement plans benefit expenses	-	3,807
Selling, other insurance and private retirement
plans expenses	-	265,469
Credit card selling expenses	-	92,446
Provision for labor and civil litigations	95,666	117,517
Correspondent banks and commision expenses	28,006	58,893
Credit card, payments and extracts expenses	-	40,649
Operating losses	23,778	55,470
Amortization of goodwill on subsidiaries acquired	5,394	42,541
Expense related to checks and billing, net	30,895	30,885
Bonus, CPMF and bank preference	9,648	9,648
Reference file informations	6,349	13,420
Other	66,187	107,244
Total	265,923	2,284,987

20. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	March 31,			June 30,
	2008	Increase	Realization	2008
Allowance for credit losses	493,553	68,043	92,607	468,989
Other provisions not currently deductible	1,185,712	365,683	243,884	1,307,511
Tax loss and negative basis of social
contribution carry-forwards	29,235	-	29,235	-
Social contribution carry-forwards
(Provisional Measure 2158-35)	243,587	-	20,763	222,824
Subtotal	1,952,087	433,726	386,489	1,999,324
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	56,199	-	25,818	30,381
Net deferred tax assets	2,008,286	433,726	412,307	2,029,705
Deferred tax assets	2,008,286			2,029,705

		Unibanco Consolidated

	March 31,			June 30,
	2008	Increase	Realization	2008
Allowance for credit losses	956,527	160,188	120,875	995,840
Other provisions not currently deductible	1,823,309	491,745	291,155	2,023,899
Tax loss and negative basis of social
contribution carry-forwards	433,783	107,430	60,378	480,835
Social contribution carry-forwards
(Provisional Measure 2158-35)	408,029	-	31,483	376,546
Subtotal	3,621,648	759,363	503,891	3,877,120
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	84,523	-	23,793	60,730
Deferred tax obligations	(442,318)	(174,038)	(83)	(616,273)
Net deferred tax assets	3,263,853	585,325	527,601	3,321,577
Deferred tax assets	3,706,170			3,937,850
Deferred tax liabilities	442,317			616,273

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2008, the expected realization of deferred taxes is as follows:

			Unibanco		Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2008	-	630,830	630,830	12,425	930,265	942,690
2009	-	353,558	353,558	40,722	785,474	826,196
2010	6,797	301,825	308,622	44,729	539,089	583,818
2011	-	301,806	301,806	18,615	547,524	566,139
2012	39,642	92,478	132,120	69,077	293,275	362,352
2013 to 2018	176,385	96,003	272,388	190,978	404,947	595,925
Total	222,824	1,776,500	1,999,324	376,546	3,500,574	3,877,120

____________________
(*) Expected realization of deferred taxes is in conformity with Law n° 11,727/08.

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,700,219 in Unibanco and R$3,252,415 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses):

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution,
net of profit sharing and non-recurring events (i)	866,916	1,210,631
Income tax and social contribution expenses
at a rate of 25% and 9%	(294,752)	(411,615)
Effects of social contribution nominal rate rising to
6% for Bank debt securities and insurance companies
since May 2008 (ii)	(39,540)	(62,650)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	32,666	(127,056)
Interest on capital paid, net	101,871	124,989
Tax credit set up on CSLL interest rate differential	15,818	29,921
Permanent differences (net)	73,803	104,795
Income tax and social contribution for the period	(110,134)	(341,616)

_____________________
(i) In 2007, net of non-recurring events.
(ii) The Law nº 11,727 of June 2008, approved the tax measure that increases the rate of Social Contribution on the net income – CSLL from 9% to 15% of the taxable income, of the financial sector, insurance company and capitalization from May 1, 2008. This measure impacts on CSLL expenses as well as the tax credits already recorded (Note 19). In failure of a Direct Claim of Unconstituionality at the Supreme Court, its effects shall be anulled and the related to the increase in the social contribution rate, which corresponds to an amount of R$494,349 net of deferred liabillities. From the beginning of the rise incidence on tax rate, in May 2008, has been constituted the correspondent tax credit.

21. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	756,782	756,782
Adjustments to net income	(141,701)	130,545
Depreciation and amortization	65,153	95,062
Provision (reversal) of foreclosed assets	(1,471)	(4,995)
Provision for losses on investments	-	(2,592)
Equity in results of subsidiary and associated companies	(463,246)	528
Exchange gain on foreign investments	252,469	-
Amortization of goodwill on acquisition of subsidiary companies	5,394	42,542
Adjusted net income	615,081	887,327

22. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees
provided	15,930,749	15,996,636
Assets under management (mainly mutual
investment funds)	63,532,513	64,351,588

23. Related-Party Transactions (Unibanco)

Assets
Interbank investments	3,512,344
Marketable securities and derivative financial instruments	21,538,924
Interbank accounts	2,410,540
Other credits	11,464
Income receivable
Dividends and interest on capital	862,449
Negotiation and intermediation of securities	228,886
Receivable accounts - subsidiary company	27,245

Liabilities
Deposits	20,079,126
Securities sold under repurchase agreements	7,942,015
Resources from securities issued
Debentures	677,893
Securities abroad	132,649
Interbank accounts	30,782
Borrowings	20,771
Derivative financial instruments	2,043,027
Other liabilities
Social and statutory	508,563
Subordinated debt	15,676
Sundry	39,034

Revenues
Lending operations	177
Marketable securities	673,115
Derivative financial instruments	107,812
Services rendered	111,290

Expenses
Deposits and securities sold	757,364
Borrowings and onlendings	1,317
Other administrative expenses	10,072
Other operating expenses	6,684

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

24. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

(d) Fair value determination

The fair value of Marketable Securities and of Derivative Financial Instruments is calculated by fair value, when applicable is based on the available prices of Stock Exchanges or on an internal valuation model based on the average rate for the last business day of the quarter, as informed by Stock Exchanges trade associations and external entities.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(e) Financial instruments recorded in the financial statements compared to the respective fair values are as follows:

		Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	8,791,973	8,807,515	6,287,667	6,298,669
Marketable securities	43,636,854	43,759,417	30,285,660	30,585,606
Lending operations	43,156,036	43,238,675	50,802,213	50,879,094

Liabilities
Interbank deposits	17,010,945	17,010,944	1,561,123	1,561,122
Time deposits	39,031,057	39,047,978	36,416,891	36,433,812
Debentures	3,320,915	3,325,872	3,006,818	3,011,775
Real estate notes, Mortgage notes, credits
and similar	2,991,217	2,932,561	3,138,529	3,197,185
Resources from securities issued abroad	1,675,032	1,728,782	1,542,789	1,594,698
Derivatives, net	2,050,714	2,050,714	1,457,004	1,457,004
Subordinated debt (Note 15(b))	6,768,971	6,799,116	6,753,295	6,783,198
Other liabilities (Note 15(c))	1,686,614	1,706,082	1,686,614	1,706,082
Treasury stocks	154,835	152,043	154,835	152,043

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2008 on the São Paulo Stock Exchange.

25. Other Information

(a) Assets leased to third parties, in the amount of R$12,717,550 (March 31, 2008 - R$10,829,354), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$11,875,892 (March 31, 2008 - R$10,160,009) and the residual value received in advance from these lessees amounts to R$5,048,305 (March 31, 2008 - R$4,289,833), classified as a reduction of leasing operations. Leases of third parties’ assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of their activity. At June 30, 2008, the insurance coverage on properties and other assets in use totaled R$578,125 (March 31, 2008 - R$573,565) in Unibanco and R$843,566 (March 31, 2008 - R$845,786) in Unibanco Consolidated.

(c) Corporate Law Amendments - Law 11,638/07

On December 28, 2007, Law no. 11,638/07 was published, which amends the Corporation Law, with respect to the accounting practices adopted in Brazil.

The new accounting practices and changes introduced by the law are being evaluated by BACEN - Brazilian Central Bank, CVM – Securities Commission and SUSEP – Superintendency of Private Insurances. BACEN issued on March 20, 2008, the Communication no. 16,669, and the CVM on May 2, 2008 the Instruction no. 469, providing guidance on the adoption of the new law in the financial statements and quarterly informations during the 2008 fiscal year, as well as the disclosure in notes about the estimated effects of the adoption of this law on stockholders´equity and the results of the period.

The following amendments promoted by the law are already substantially adopted by the Bank and its subsidiaries in this quarterly information:

• Classification and mark-to-market criteria of the financial instruments (Note 5) and Circular n° 3,068 and 3,082 of 2001 and Brazilian Central Bank - BACEN;
• The concept of Adjustment to Present Value for the long-term assets and liabilities considering contractual rates, and the adjustment of Present Values considering the market average rate, do not represent significant adjustments as described in Note 22;
• Classification in the stockholders’ equity of the exchange variation of corporate investments abroad when the functional currency of the investee is different from the functional currency of the parent company, as directed by CPC – Accounting Pronouncements Committee standards no.2, approved by CVM Deliberation no. 534 of January 29, 2008;
• Measurement at cost of permanent asset investments represented by preferred shares with no significant influence, as described in Note 11 (a) 3;
• Evaluation of the recoverability of significant assets through future operation, according to CPC Pronouncement no.1 approved by Deliberation CVM nº 527 of November 1, 2007;
• Disclosure of stock-based compensation, as in Note 16;
• Presentation of the Statements of Cash Flows and of the Statement of Value Added as part of the financial statements required by Brazilian accounting practices; and
• Maintenance of revaluation reserve held by controlled companies while not regulated by correspondent regulatory board.

The main changes which are not yet regulated and may impact on the financial statements in December 31, 2008 are represented as follows:
• Reclassification of certain permanent assets to the “Intangible” sub-group, aligned with Bacen regulatory rules to be published; and
• Valuation and accounting of stock option plans to be regulated by CVM.

Management will recognize the effects of these changes when the rules are published and the expectation is that the impacts will not be relevant on the financial statements context.

(d) Compulsory deposit

The Brazilian Central Bank determined through Circular no. 3,375/08, a compulsory liquidity reserve deposit on interbank deposits of leasing companies in other financial institutions. The initial deposit is 5% of interbank deposits from March 2008, with a progressive increase up to 25% by January 2009.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

						%Capital
						Investment in
				Type of	Number of Shares	Controlled
Item	Name	CNPJ	Principal Activity	Company	or quotas	Company

				Non-Financial
01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Instituituion	1,069,751,053	49.902

02	Unipart Participações			Non-Financial
	Internacionais Ltd.	521,028	Holding	Instituituion	6,437,698	100.000

				Financial
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Instituituion	312,201,867,903	100.000

04	Unibanco Companhia de			Non-Financial
	Capitalização	61,054,128/0001-22	Annuity Products	Instituituion	4,193,771	99.999

				Financial
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Instituituion	10,556	99.991

				Financial
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Instituituion	20,085,509,493	99.999

07	Dibens Leasing S.A. -			Non-Financial
	Arrendamento Mercantil	65,654,303/0001-73	Leasing	Instituituion	819,143,082	99.999

				Financial
08	Interbanco S.A.	670,849	Bank	Instituituion	1,491,816,000	99.996

09	UAM – Assessoria e Gestão de			Non-Financial
	Investimentos Ltda.	59,608,174/0001-84	Service Render	Instituituion	16,400,000	99.999

10	Unibanco Serviços de			Non-Financial
	Investimento Ltda.	01,538,145/0001-03	Service Render	Instituituion	100,000	99.999

				Financial
11	Banco Único S.A.	00,086,413/0001-30	Bank	Instituituion	5,536,793,648	100.000
12	Unibanco Investshop – Corretora
	de Valores Mobiliários e Câmbio			Financial
	S.A.	89,560,460/0001-88	Brokerage	Instituituion	13,014,894	100.000

13	UAM S.A. Distr.deTítulos e Val.			Financial
	Mobiliários	33,829,292/0001-29	Security Dealer	Instituituion	13,714,000	100.000

				Financial
14	Hipercard Banco Múltiplo S.A.	03,012,230/0001-69	Bank	Instituituion	496,235,064	19.293

				Non- Financial
15	Maxfácil Participações S.A.	08,077,294/0001-61	Holding	Instituituion	22,000	49.986

				Non-Financial
16	AIG Brasil Companhia de Seguros	33,040,981/0001-50	Insurance	Instituituion	108,427,875	49.999

17	Companhia Hipotecária Unibanco			Financial
	Rodobens	02,868,100/0001-60	Mortgage Company	Instituituion	12,109,432	50.000

				Financial
18	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Instituituion	190,580	49.997

19	Unibanco Participações			Non-Financial
	Societárias S.A.	04,662,287/0001-76	Holding	Instituituion	29,611,263	51.000

20	Bancred S.A. Crédito.		Credit, Financing	Financial
	Financiamento e Investimentos.	09,238,975/0001-27	and Investment	Instituituion	9,729,825,163	50.000

7016 - MARKETABLE SECURITIES

Code	Description	No stated	Up to 3	3 months
		maturity	months	to 1 year	1-3 years	3-5 years	5-15 years

00,0,0,01,01,00	National Treasury Securities	-	7,944,553,60	3,598,275,35	3,794,644,97	598,579,37	252,071,13
00,0,0,01,08,00	Debentures	-	146,953,53	252,738,57	838,023,96	492,159,63	21,846,657,57
00,0,0,01,09,00	Listed Companies Equity Securities	94,498,59	-	-	-	-	-
00,0,0,01,10,00	Non-listed Companies Equity Securities	645,325,60	-	-	-	-	-
00,0,0,01,11,00	Other	181,475,77	447,564,94	806,773,79	107,675,61	74,427,46	333,825,97
00,0,0,02,01,00	Swaps	-	185,216,52	584,329,07	275,361,43	212,964,66	232,192,11
00,0,0,02,02,00	Forward contracts	-	570,493,86	2,218,207,91	3,135,37	865,00	-
00,0,0,02,04,00	Options	-	377,004,93	718,953,93	103,778,57	-	-
00,0,0,02,06,00	Other Derivative Financial Instruments	-	61,773,72	58,079,32	17,609,20	401,62	-
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL
	INSTRUMENTS	-	1,194,489,03	3,579,570,23	399,884,57	214,231,28	232,192,11
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	921,299,96	8,539,072,07	4,657,787,71	4,740,344,54	1,165,166,46	22,432,554,67

		More than 15 years

Code	Description		Fair Value	Book Value

00,0,0,01,01,00	National Treasury Securities	1,137,979,60	17,448,667,60	17,326,104,02
00,0,0,01,08,00	Debentures	-	23,576,533,26	23,576,533,26
00,0,0,01,09,00	Listed Companies Equity Securities	-	94,498,59	94,498,59
00,0,0,01,10,00	Non-listed Companies Equity Securities	-	645,325,60	645,325,60
00,0,0,01,11,00	Other	42,649,27	1,994,392,81	1,994,392,81
00,0,0,02,01,00	Swaps	-	1,490,063,79	1,490,063,79
00,0,0,02,02,00	Forward contracts	-	2,792,702,14	2,792,702,14
00,0,0,02,04,00	Options	-	1,199,737,43	1,199,737,43
00,0,0,02,06,00	Other Derivative Financial Instruments	-	137,863,86	137,863,86
00,0,0,02,00,00	TOTAL OF DERIVATIVE FINANCIAL INSTRUMENTS	-	5,620,367,22	5,620,367,22
00,0,0,01,00,00	TOTAL OF MARKETABLE SECURITIES	1,180,628,87	43,759,417,86	43,636,854,28

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00,0,0,01,01,00	Own Portfolio	782,444,49	4,735,644,39	2,109,151,32	1,919,561,36	647,193,74	4,497,127,27	227,080,77
00,0,0,01,02,00	Subject to
	Repurchase
	Commitments	-	1,822,819,15	49,136,67	208,384,09	255,022,38	15,117,178,98	953,548,10
00,0,0,01,03,00	Derivatives
	Financial
	Instruments	-	1,194,489,03	3,579,570,23	399,884,57	214,231,28	232,192,11	-
00,0,0,01,04,00	Pledged with
	Brazilian
	Central Bank	-	1,853,047,03	2,220,999,85	1,811,867,25	-	28,847,35	-
00,0,0,01,06,00	Pledged under
	Guarantees
	Rendered	138,855,47	127,561,50	278,499,87	800,531,84	262,950,34	2,789,401,07	-
00,0,0,01,00,00	Total	921,299,96	9,733,561,10	8,237,357,94	5,140,229,11 1,379,397,74		22,664,746,78	1,180,628,87

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

Code	Description	Private Securities		Lending Operations Portfolio			Deposits

			% on the		% on the	Allowance for		% on the
		Amount	total	Amount	total	loan losses	Amount	total

00,0,0,01,01,00	10 largest
	borrowers/clients	23,810,712.26	90.50	5,044,528.00	10.59	10,563.61	22,027,464.77	32.74
00,0,0,01,02,00	Next 50 largest
	borrowers/clients	2,272,727.17	8.64	7,751,384.80	16.26	11,827.93	7,997,389.50	11.89
00,0,0,01,03,00	Next 100 largest
	borrowers/clients	223,154.00	0.85	6,419,055.03	13.47	73,744.68	4,437,896.55	6.60
00,0,0,01,04,00	Other	4,156.83	0.01	28,444,903.55	59.68	1,311,462.55	32,811,760.17	48.77
00,0,0,01,00,00	Total	26,310,750.26	100.00	47,659,871.38	100.00	1,407,598.77	67,274,510.99	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

Code	Description	Credits in Arrears over 15 days	Falling due portfolio

			Up to 3	3 months				More than
			months	to 1 year	1-3 years	3-5 years	5-15 years	15 years

00,1,1,00,00,00	Public Sector	-	16,004.40	57,274.12	354,639.64	269,978.03	105,226.94	-
00,1,1,02,00,00	Corporate Activities	-	16,004.40	57,274.12	354,639.64	269,978.03	105,226.94	-
00,1,1,02,01,00	Manufacturing	-	13,224.90	49,406.35	333,658.94	254,733.14	105,226.94	-
00,1,1,02,04,00	Other Services	-	2,779.50	7,867.77	20,980.70	15,244.89	-	-
00,1,4,00,00,00	Private Sector	723,128.33	13,516,206.99	13,463,319.68	10,897,771.74	4,311,922.53	2,781,212.74	116,663.47
00,1,4,01,00,00	Agricultural	9,724.02	677,837.45	661,645.85	325,509.70	92,513.66	54,890.97	1,362.56
00,1,4,02,00,00	Manufacturing	85,277.23	7,965,970.98	4,168,391.39	2,841,255.51	1,312,923.49	652,612.02	-
00,1,4,03,00,00	Trade	61,924.00	2,209,500.49	3,108,762.42	894,206.00	362,048.89	161,704.44	296.22
00,1,4,04,00,00	Financial Services	311.74	773,270.05	1,963,803.98	1,072,716.35	193,341.93	40,283.62	-
00,1,4,05,00,00	Other Services	277,033.72	124,078.85	1,489,770.87	4,010,541.24	1,841,760.70	1,175,244.14	4,353.58
00,1,4,06,00,00	Individuals	280,471.95	1,709,256.25	1,951,120.84	1,491,990.21	305,606.61	126,361.88	1,272.61
00,1,4,07,00,00	Residential Construction
	loans	8,385.67	56,292.92	119,824.33	261,552.73	203,727.25	570,115.67	109,378.50
00,1,5,00,00,00	Abroad	-	363,278.14	232,499.88	110,118.48	329,958.18	10,668.09	-
00,1,0,00,00,00	Total	723,128.33	13,895,489.53	13,753,093.68	11,362,529.86	4,911,858.74	2,897,107.77	116,663.47

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00,1,1,00,00,00	Public Sector	-	47,554.24	-	-	-
00,1,1,02,00,00	Corporate Activities	-	47,554.24	-	-	-
00,1,1,02,01,00	Manufacturing	-	42,021.39	-	-	-
00,1,1,02,04,00	Other Services		5,532.85
00,1,4,00,00,00	Private Sector	22,196,816.14	23,481,973.01	217,592.45	52,690.95	129,707.84
00,1,4,01,00,00	Agricultural	407,076.74	370,433.76	-
00,1,4,02,00,00	Manufacturing	5,076,297.84	5,852,108.42	12,537.30	28,226.00	4,842.44
00,1,4,03,00,00	Trade	2,750,794.30	3,047,274.17	24,000.24	2,161.79	14,881.53
00,1,4,04,00,00	Financial Services	4,919,490.52	4,923,503.24	104.00	0.41	11.43
00,1,4,05,00,00	Other Services	6,166,853.93	6,409,784.35	67,046.90	7,582.48	45,409.06
00,1,4,06,00,00	Individuals	2,289,185.14	2,545,435.12	98,777.90	14,578.58	63,360.90
00,1,4,07,00,00	Residential Construction
	Loans	587,117.67	333,433.95	15,126.11	141.69	1,202.48
00,1,5,00,00,00	Abroad	460,323.01	255,162.90	-	-	-
00,1,0,00,00,00	Total	22,657,139.15	23,784,690.15	217,592.45	52,690.95	129,707.84

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector

		Private		Private
Code	Description	companies	Individuals	companies	Individuals

00,0,1,01,00,00	Local	2,772,977.04	122,567.87	24,241,814.20	12,236,480.85
00,0,1,01,01,00	The North	13,459.94	1,107.16	104,091.13	139,505.08
00,0,1,01,02,00	The Northeast	75,145.37	8,357.32	830,142.89	813,801.55
00,0,1,01,03,00	The Southeast	2,548,829.82	95,461.24	21,709,168.42	9,982,424.29
00,0,1,01,04,00	The Middle-west	22,668.05	6,201.29	312,111.80	283,658.58
00,0,1,01,05,00	The South	112,873.86	11,440.86	1,286,299.96	1,017,091.35
00,0,1,02,00,00	Abroad	279,408.35	-	2,552,762.31	-
00,0,1,00,00,00	Total	3,052,385.39	122,567.87	26,794,576.51	12,236,480.85

		Savings Deposits Private Sector

		Private		Lending Operation
Code	Description	Companies	Individuals	Portfolio

00,0,1,01,00,00	Local	2,628,578.90	5,334,989.05	44,887,559.60
00,0,1,01,01,00	The North	41,603.89	52,079.22	359,865.14
00,0,1,01,02,00	The Northeast	266,206.74	368,436.11	2,138,619.30
00,0,1,01,03,00	The Southeast	1,987,499.72	4,278,908.98	35,567,790.99
00,0,1,01,04,00	The Middle-west	95,203.94	113,211.45	1,275,034.79
00,0,1,01,05,00	The South	238,064.61	522,353.29	5,546,249.38
00,0,1,02,00,00	Abroad	-	-	2,772,311.78
00,0,1,00,00,00	Total	2,628,578.90	5,334,989.05	47,659,871.38

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

				Amounts by Risk Level

Code	Description	AA	A	B	C	D	E

00,0,0,01,01,00	Hot-money	-	35,665.79	-	-	-	-
00,0,0,01,02,00	Loans	10,165,080.82	8,687,729.93	2,265,387.75	507,784.06	186,357.30	108,533.15
00,0,0,01,03,00	Discounted Loans, Notes and Bills	289,532.34	235,124.89	76,064.68	24,440.89	7,617.34	4,045.67
00,0,0,01,04,00	Overdraft Loans	445,630.99	1,377,221.46	373,232.77	74,536.50	10,684.00	3,923.55
00,0,0,01,05,00	Individual Loans	441,828.05	1,485,683.91	93,530.23	35,376.11	24,155.05	16,130.94
00,0,0,01,06,00	Individual Financing	85,515.90	956,062.42	31,762.51	34,260.85	15,546.62	8,589.48
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	619,385.61	256,790.53	210,292.86	17,995.85	160.15	228.44
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	555,037.80	22,049.31	10,098.37	5,650.45	219.54	165.09
00,0,0,01,09,00	Vendor	201,184.59	62,635.39	78,706.32	430.38	-	-
00,0,0,01,10,00	Purchase Financing	358,375.12	359,643.67	62,685.46	7,026.86	516.91	293.13
00,0,0,01,11,00	Agricultural	787,706.01	627,937.59	336,206.97	45,082.87	1,084.46	3,424.56
00,0,0,01,12,00	Real Estate Loans	1,817,275.10	70,460.93	83,447.04	40,698.09	12,714.39	8,510.11
00,0,0,01,15,00	Other Financing	6,434,563.87	3,446,614.15	639,139.50	122,459.52	10,834.08	1,826.88
00,0,0,01,16,00	Leasing	125,234.22	576,827.18	60,450.69	11,282.80	6,979.44	1,100.73
00,0,0,01,19,00	Other Loans	557,668.95	65,558.39	1,227.55	3,793.64	430.37	30.96
00,0,0,01,00,00	Total	22,884,019.37	18,266,005.54	4,322,232.70	930,818.87	277,299.65	156,802.69

		Amounts by Risk Level				Total

Code	Description	F	G	H	Total	Guaranteed

00,0,0,01,01,00	Hot-money	-	-	-	35,665.79	-
00,0,0,01,02,00	Loans	90,505.42	71,798.62	392,526.30	22,475,703.35	1,875,757.58
00,0,0,01,03,00	Discounted Loans, Notes and Bills	4,568.11	4,465.03	20,579.75	666,438.70	61,302.33
00,0,0,01,04,00	Overdraft Loans	3,448.03	3,005.70	30,194.47	2,321,877.47	-
00,0,0,01,05,00	Individual Loans	18,589.10	13,418.46	76,705.84	2,205,417.69	-
00,0,0,01,06,00	Individual Financing	6,108.12	5,570.41	27,633.95	1,171,050.26	1,063,995.25
00,0,0,01,07,00	Advances on Exchange
	Contracts (before export)	-	14.90	1,820.50	1,106,688.84	145,266.01
00,0,0,01,08,00	Advances on Exchange
	Contracts (after export)	-	227.13	1,968.58	595,416.27	78,155.43
00,0,0,01,09,00	Vendor	-	-	-	342,956.68	-
00,0,0,01,10,00	Purchase Financing	0.04	10.19	846.13	789,397.51	-
00,0,0,01,11,00	Agricultural	9,973.97	2,700.82	9,366.97	1,823,484.22	1,387,423.32
00,0,0,01,12,00	Real Estate Loans	5,306.55	2,474.18	8,670.33	2,049,556.72	2,044,640.24
00,0,0,01,15,00	Other Financing	1,997.04	802.89	3,449.44	10,661,687.37	7,029,141.33
00,0,0,01,16,00	Leasing	93.55	576.78	1,460.48	784,005.87	784,005.87
00,0,0,01,19,00	Other Loans	63.63	5.25	1,745.90	630,524.64	6,421.64
00,0,0,01,00,00	Total	140,653.56	105,070.36	576,968.64	47,659,871.38	14,476,109.00

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

			Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate

Code	Description	Fixed Rate			Dollar	Other

00,0,0,01,01,00	Lending Operations	15,697,587.46	6,859,474.32	2,039,737.49	8,840,619.31	11,105,817.19
00,0,0,01,02,00	Leasing Operations	702,690.30	81,315.57	-	-	-
00,0,0,01,03,00	Other	577,906.74	27,337.90	4,642.10	1,702,105.10	20,637.90
00,0,0,01,00,00	Total	16,978,184.50	6,968,127.79	2,044,379.59	10,542,724.41	11,126,455.09

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

			Non-Related		Non-Related
Code	Description	Related Parties	Parties	Related Parties	Parties

00,0,0,01,02,00	Assignment of loan without co-
	obligation	-	-	-	-
00,0,0,01,00,00	Total	-	-	-	-

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	586.26	717,609.00	3,180.23	2,919,893.65	248.75	299,026.21
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	18.16	254,377.64	70.81	989,207.32	8.40	116,764.36
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	14.15	454,765.87	41.81	1,264,455.49	5.12	159,079.94
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	7.96	564,561.01	12.07	846,541.28	2.16	155,282.78
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	7.75	1,580,829.44	13.01	2,629,126.63	2.17	483,792.09
00,0,0,01,06,00	Over to R$ 500,000,00	3.35	19,311,876.41	3.04	9,616,781.17	0.98	3,108,287.32
00,0,0,01,00,00	Total	637.63	22,884,019.37	3,320.97	18,266,005.54	267.58	4,322,232.70

		C		D		E

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	103.33	130,548.61	64.28	88,132.64	38.96	55,268.30
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	4.52	63,688.98	2.95	41,314.17	1.68	23,599.61
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	3.18	98,101.24	1.60	47,784.68	0.89	26,626.71
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	1.18	83,926.02	0.37	24,984.75	0.23	15,928.85
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	0.91	177,440.42	0.19	34,667.85	0.11	21,070.22
00,0,0,01,06,00	Over to R$ 500,000,00	0.16	377,113.60	0.03	40,415.56	0.01	14,309.00
00,0,0,01,00,00	Total	113.28	930,818.87	69.42	277,299.65	41.88	156,802.69

		F		G		H

		Quantity		Quantity		Quantity
		(by		(by		(by
Code	Description	thousand)	Amount	thousand)	Amount	thousand)	Amount

00,0,0,01,01,00	Up to R$ 10,000,00	44.33	58,997.00	30.73	42,021.76	182.43	218,674.72
00,0,0,01,02,00	From R$ 10,000,00 to R$ 20,000,00	1.48	20,734.49	1.10	15,499.61	4.96	68,913.01
00,0,0,01,03,00	From R$ 20,000,00 to R$ 50,000,00	0.79	23,654.85	0.61	18,155.70	2.84	84,654.35
00,0,0,01,04,00	From R$ 50,000,00 to R$ 100,000,00	0.18	12,241.98	0.14	9,785.47	0.70	48,392.99
00,0,0,01,05,00	From R$ 100,000,00 to R$ 500,000,00	0.09	16,799.38	0.08	13,068.84	0.36	64,436.42
00,0,0,01,06,00	Over to R$ 500,000,00	0.01	8,225.86	0.01	6,538.98	0.04	91,897.15
00,0,0,01,00,00	Total	46.88	140,653.56	32.67	105,070.36	191.33	576,968.64

7026 - FIXED ASSETS

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00,0,1,01,00,00	Furniture and Equipment Inventory	123.09	21,888.57	123.09	21,888.57
00,0,1,02,00,00	Property and Equipment in process	0.34	-	0.34	-
00,0,1,03,00,00	Land and Buildings in Use	102,868.21	7,338.90	2,169.50	108,037.61
00,0,1,03,01,00	Land and Buildings	102,868.21	7,338.90	2,169.50	108,037.61
00,0,1,04,00,00	Facilities, Furniture and Equipment	91,607.87	9,388.29	3,797.78	97,198.38
00,0,1,05,00,00	Other	201,972.56	10,623.85	13,152.45	199,443.96
00,0,1,00,00,00	Total	396,572.07	49,239.61	19,243.16	426,568.52

7027 - FUNDING BY MATURITY

Code	Description	Maturity

		No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00,0,1,01,00,00	Deposits	11,232,508.55	10,111,053.54	8,758,495.57	29,200,432.79	681,528.38	7,290,492.14
00,0,1,01,01,00	Demand Deposits	3,140,733.36	-	-	-	-	-
00,0,1,01,02,00	Time Deposits	-	8,132,694.84	6,911,016.34	23,186,479.88	681,528.38	119,337.91
00,0,1,01,03,00	Savings Deposits	7,963,567.95	-	-	-	-	-
00,0,1,01,04,00	Interbank Deposits	-	1,978,358.70	1,847,479.23	6,013,952.91		7,171,154.23
00,0,1,01,05,00	Foreign Deposits	34,219.90	-	-	-	-	-
00,0,1,01,06,00	Other	93,987.34	-	-	-	-	-
00,0,1,02,00,00	Securities Sold Under
	Repurchase Agreements	-	28,898,237.29	6,332,810.13	8,892,091.86	889,048.51	2,553.59
00,0,1,03,00,00	Local Borrowings	-	16.84	49.91	72.97	72.97	27.67
00,0,1,04,00,00	Foreign Borrowings	-	2,271,817.66	2,573,600.16	1,142,854.36	471,554.60	78,425.50
00,0,1,05,00,00	Local Onlendings	-	784,043.39	2,103,771.70	3,591,005.83	1,648,722.89	866,943.19
00,0,1,06,00,00	Foreign Onlending	-	-	1,237.81	2,377.91	3,487.39	28,929.09
00,0,1,08,00,00	Subordinated Debt	-	11,925.98	1,284.09	1,034,735.00	4,628,122.80	1,092,903.63
00,0,1,00,00,00	Total	11,232,508.55	42,077,094.70	19,771,249.37	43,863,570.72	8,322,537.54	9,360,274.81

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group

				Excess /			Excess /
Code	Description	Required	Situation	Deficiency	Required	Situation	Deficiency

00,0,0,01,00,00	Required Stockholders’ Equity
	Compatible
	with the Degree of
	Risk of Assets (Brazil index)	-	-	-	14,363,274.12	17,904,011.82	3,540,737.70
00,0,0,01,01,00	Credit Risk	-	-	-	12,784,171.91	-	-
00,0,0,01,02,00	Exchange Rate Market Risk	-	-	-	1,338,396.84	-	-
00,0,0,01,03,00	Interest Rate Market Risk	-	-	-	240,705.37	-	-
00,0,0,02,00,00	Fixed Assets Ratio	-	-	-	8,941,158.03	7,265,029.47	1,676,128.56
00,0,0,03,00,00	Minimum Regulatory
	Stockholders'
	Equity Required	802,600.00	17,548,221.79	16,745,621.79	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital
	Required	802,600.00	8,000,000.00	7,197,400.00	-	-	-

		Unibanco Financial Economic Group

				Excess /
Code	Description	Required	Situation	Deficiency

00,0,0,01,00,00	Required Stockholders’ Equity
	Compatible
	with the Degree of
	Risk of Assets (Brazil index)	14,455,593.88	20,300,684.53	5,845,090.65
00,0,0,01,01,00	Credit Risk	12,876,621.30	-	-
00,0,0,01,02,00	Exchange Rate Market Risk	1,338,396.84	-	-
00,0,0,01,03,00	Interest Rate Market Risk	240,575.74	-	-
00,0,0,02,00,00	Fixed Assets Ratio	10,139,725.88	3,877,290.64	6,262,435.24
00,0,0,03,00,00	Minimum Regulatory
	Stockholders'
	Equity Required	-	-	-
00,0,0,04,00,00	Minimum Regulatory Capital
	Required	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

					Net Income (Loss)
Item	Branch Code	Branch Name	Assets	Liabilities	for the Period

1	53855	Patriarca	135,789,439.57	125,269,421.00	(636,953.02)
2	800260	Cayman	19,005,776.50	17,785,504.94	50,479.23
3	89027	Business Center Paulista	12,489,639.59	12,150,900.69	326,632.38
4	96317	Business Center Rio	2,522,157.45	2,565,198.63	(64,584.69)
5	96074	Business Center Santo Amaro	3,026,712.88	2,947,027.18	14,121.62
6	57338	Carijós - BH	2,251,632.37	2,284,692.89	(17,756.13)
7	7829	Brooklin	204,539.74	203,691.01	762.30
8	33315	Sete de Setembro	1,607,935.36	1,533,092.39	36,864.03
9	17972	Ribeirão Preto	1,120,015.45	1,119,364.37	(11,844.52)
10	12660	Campinas Centro	837,172.69	845,879.28	(11,014.03)

7030 - CHARGES AND TAXES

Code	Description	Total

00,0,0,01,01,00	Social Security	87,501.98
00,0,0,01,02,00	Private Retirement	8,060.81
00,0,0,01,03,00	FGTS (Government Severance Indemnity Fund for Employees)	27,033.99
00,0,0,01,05,00	Compensation for Hired Employees	4,740.34
00,0,0,01,06,00	Labor Insurance Claims Premiums	883.86
00,0,0,01,07,00	Other Employees Benefits	79,439.26
00,0,0,01,00,00	TOTAL CHARGES	207,660.24
00,0,0,02,01,00	IOF (Tax on Financial Transactions)	244.08
00,0,0,02,02,00	Income Taxes (+/-)	93,000.10
00,0,0,02,04,00	PIS/PASEP (Employee’s Profit Participation Program)	15,150.52
00,0,0,02,05,00	COFINS (Taxes for Social Security Financing)	49,217.26
00,0,0,02,06,00	ISS (Municipal Services Tax)	23,627.67
00,0,0,02,07,00	Other (+/-)	47,777.75
00,0,0,02,00,00	TOTAL TAXES (+/-)	229,017.38

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity	Transaction

00,0,0,01,01,00	Demand Deposits	26,914.00	32,465,151.92
00,0,0,01,06,00	Collections	63,454.00	150,079.55
00,0,0,01,00,00	Total	90,368.00	32,615,231.47

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00,0,1,01,00,00	Clearing Check	17,478,326	14,744,292.17
00,0,1,01,01,00	Conventional System	12,030	7,602.53
00,0,1,01,02,00	Electronic System	17,466,296	14,736,689.64
00,0,1,02,00,00	Electronic Draft	95,529	97,475.74
00,0,1,03,00,00	Electronic Transfers	164,595	25,916.71
00,0,1,04,00,00	Electronic Collection	39,459,188	27,491,489.65
00,0,1,00,00,00	Total	57,197,638	42,359,174.27

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Board of Directors
Unibanco - União de Bancos Brasileiros S.A.

1     We have reviewed the accounting information included in the Quarterly Financial Information (IFT), individual and consolidated, of Unibanco - União de Bancos Brasileiros S.A., for the quarter ended June 30, 2008, comprising the balance sheet and the related statements of income, of changes in stockholders' equity and of changes in financial position, as well as the statements of income for the six-month period then ended and the accounting information in the notes to the quarterly information (exhibits 7002 to 7005 and 7014). This quarterly information is the responsibility of Unibanco's management.

2     Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of Unibanco with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on Unibanco's financial position and its operations.

3     Based on our review, we are not aware of any material modifications which should be made to the quarterly information referred to above in order that such information be stated in conformity with the standards established by the Brazilian Central Bank, applicable to the preparation of the Quarterly Financial Information, including Communication No. 16,669, which waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements in 2008.

4     The Quarterly Financial Information (IFT) also includes accounting information presented in order to provide supplementary information on Unibanco, as required by the Brazilian Central Bank, on the combined financial statements referred to as "Financial Conglomerate" and "Economic-Financial Consolidated (CONEF)", comprising the combined balance sheet as of June 30, 2008 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications which should be made for this accounting information to be presented in conformity with the standards issued by the Brazilian Central Bank specifically applicable to the preparation of this information, including Communication No. 16,669, which waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements in 2008.

5     The review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the accounting information contained in the quarterly information referred to in paragraph 1, taken as a whole. Exhibits 7016 to 7032, 7034 to 7036, 7038 and 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, as required by the Brazilian Central Bank, and are not required as a part of the basic financial information. The accounting information included in these exhibits has been submitted to the same review procedures described in paragraph 2 and, based on these review procedures, we are not aware of any material modifications which should be made for this accounting information to be fairly presented in relation to the financial information referred to in paragraph 1, taken as a whole.

6     As mentioned in Note 25(c), Law 11,638 was enacted on December 28, 2007 and became effective on January 1, 2008. This Law altered, revoked and introduced new provisions to Law 6,404/76 (Corporation Law) generating changes in the accounting practices adopted in Brazil. Although this law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be fully implemented by the companies. Accordingly, in this transition phase, the Brazilian Central Bank (BACEN), through its Communication No. 16,669 of March 20, 2008, waived the application of the provisions of Law 11,638/07 for the preparation of interim financial statements for 2008. Therefore, the accounting information included in the Quarterly Financial Information at June 30, 2008 does not consider all the modifications in the accounting practices introduced by the Law 11,638/07.

São Paulo, August 15, 2008

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

7034 - PROVISIONS

		Prior
Code	Description	Quarter	Additions	Reductions	Reference Quarter

00,0,0,01,00,00	ASSETS	1,450,978.65	202,811.45	217,592.46	1,436,197.64
00,0,0,01,06,00	Lending Operations	1,404,019.28	200,304.11	217,123.14	1,387,200.25
00,0,0,01,07,00	Leasing Operations	7,154.73	491.57	469.32	7,176.98
00,0,0,01,08,00	Other Credits	11,205.77	2,015.77	-	13,221.54
00,0,0,01,09,00	Investments	28,598.87	-	-	28,598.87
00,0,0,04,00,00	LIABILITIES	2,795,317.54	237,825.72	238,215.21	2,794,928.05
00,0,0,04,03,00	Labor Contingencies	520,699.33	62,851.12	42,982.01	540,568.44
00,0,0,04,04,00	Other Civil Contingencies	412,730.94	32,835.45	117,093.04	328,473.35
00,0,0,04,05,00	Other Contingencies	1,861,887.27	142,139.15	78,140.16	1,925,886.26

7035 - CAPITAL

		Number of Shares
Code	Description	(thousand)

00,0,1,00,00,00	Shares	2,807,755.81
00,0,1,01,00,00	Capital	2,792,878.82
00,0,1,01,01,00	Common Shares - Local Residents	1,509,565.45
00,0,1,01,02,00	Common Shares - Foreign Residents	1,750.89
00,0,1,01,03,00	Preferred Shares - Local Residents	393,591.85
00,0,1,01,04,00	Preferred Shares - Foreign Residents	887,970.63
00,0,1,02,00,00	Treasury Shares	14,876.99
00,0,1,02,02,00	Preferred Shares	14,876.99

7036 - CASH DIVIDENDS PAID

		Kind of	Beginning of		Remuneration per
Item	Approval Date	Remuneration	Payment	Share	Share/Quota

1	03.27.2008	2	04.30.2008	1	0.000038823500000
2	03.27.2008	2	04.30.2008	2	0.000042705900000
3	07.21.2008	2	07.31.2008	1	0.000038823500000
4	07.21.2008	2	07.31.2008	2	0.000042705900000
5	07.21.2008	2	07.31.2008	1	0.000120522200000
6	07.21.2008	2	07.31.2008	2	0.000132574400000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

-	-	-	-	-

7038 - COMMITMENTS AND GUARANTEES

					Reference
Code	Description	Prior Quarter	Additions	Reductions	Quarter

00,0,0,01,00,00	Guarantees Provided	15,298,346.66	1,684,051.37	1,748,773.85	15,233,624.18
00,0,0,01,01,00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	858,695.63	258,974.82	-	1,117,670.45
00,0,0,01,02,00	Individuals and Non-Financial Companies	10,114,566.60	1,149,081.86	-	11,263,648.46
00,0,0,01,03,00	Other	4,325,084.43	275,994.69	1,748,773.85	2,852,305.27
00,0,0,02,00,00	Co-Obligation for Credit Assignment	18,481.32	-	650.80	17,830.52
00,0,0,02,01,00	Financial Institutions Authorized to
	Operate by Brazilian Central Bank	18,481.32	-	650.80	17,830.52

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

		Head Office and
Code	Description	Local Branches	Foreign Branches	Total

00,0,0,01,00,00	ASSETS	310,078.02	6,263,190.39	6,573,268.41
00,0,0,01,01,00	Cash And Due From Banks	310,078.02	23,962.80	334,040.82
00,0,0,01,02,00	Marketable Securities	-	2,957,890.37	2,957,890.37
00,0,0,01,03,00	Lending Operations	-	2,763,415.80	2,763,415.80
00,0,0,01,04,00	Other Credits	-	517,921.42	517,921.42

00,0,0,04,00,00	LIABILITIES	6,102,619.30	12,834,434.59	18,937,053.89
00,0,0,04,01,00	Deposits	34,219.89	3,041,305.91	3,075,525.80
00,0,0,04,02,00	Other Funding	3,635,881.07	4,038,353.56	7,674,234.63
00,0,0,04,03,00	Borrowings	2,432,518.34	4,627,475.56	7,059,993.90
00,0,0,04,07,00	Subordinated Debt	-	1,127,299.56	1,127,299.56

		By Currency

Code	Description	Dollar	Euro	Pound

00,0,0,01,00,00	ASSETS	5,130,941.77	166,967.70	30,135.53
00,0,0,01,01,00	Cash And Due From Banks	102,485.04	132,895.92	30,135.53
00,0,0,01,02,00	Marketable Securities	1,801,730.79	1.65	-
00,0,0,01,03,00	Lending Operations	2,708,804.52	34,070.13	-
00,0,0,01,04,00	Other Credits	517,921.42	-	-

00,0,0,04,00,00	LIABILITIES	15,800,107.96	1,563,069.82	257,309.43
00,0,0,04,01,00	Deposits	2,787,074.09	231,507.24	-
00,0,0,04,02,00	Other Funding	5,510,135.13	805,351.04	257,309.43
00,0,0,04,03,00	Borrowings	6,375,599.18	526,211.54	-
00,0,0,04,07,00	Subordinated Debt	1,127,299.56	-	-

		By Currency

Code	Description	Swiss Franc	Yen	Other

00,0,0,01,00,00	ASSETS	330.59	70,589.14	1,174,303.68
00,0,0,01,01,00	Cash And Due From Banks	330.59	49,927.99	18,265.75
00,0,0,01,02,00	Marketable Securities	-	120.00	1,156,037.93
00,0,0,01,03,00	Lending Operations	-	20,541.15	-
00,0,0,01,04,00	Other Credits	-	-	-

00,0,0,04,00,00	LIABILITIES	58,975.54	516,575.78	741,015.36
00,0,0,04,01,00	Deposits	-	-	56,944.47
00,0,0,04,02,00	Other Funding	50,835.00	404,052.20	646,551.83
00,0,0,04,03,00	Borrowings	8,140.54	112,523.58	37,519.06
00,0,0,04,07,00	Subordinated Debt	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Performance

Unibanco’s net income reached R$ 757 million in 2Q08.

Stockholders’ equity

Stockholders’ equity reached R$12,697 million on June 30, 2008. Annualized return on average equity (ROAE) reached 25.9% in 1H08.

Financial Margin

The financial margin before provision for loan losses was R$ 1,539 million in 2Q08. In the quarter, this evolution is mostly explained by a higher credit volume and by higher yields in some portfolios.

Personnel and Administrative Expenses

Unibanco’s total personnel and administrative expenses posted a 3.2% growth in the quarter. In 1H08, personnel and administrative expenses posted a 7.1% increase when compared to 1H07, largely due to growth in volume of business, increase of 2,045 employees and wage increases. It is worth mentioning the growth of only 4.9% in other administrative expenses under Unibanco’s direct management in the same period, below the inflation rate of 6.05% (IPCA), due to the efficiency gains and cost controls, despite the expansion of business activities.

Assets

Unibanco’s total assets reached R$ 172 billion, a 32.7% annual increase. This evolution is explained mainly by the R$ 17.3 billion increase in total loans, mostly in auto loans, credit cards, SME and payroll loans (own origination) portfolios. Annualized return on average assets (ROAA) was 1.9 % in 2Q08.

Credit Operations

The total loan portfolio increased 4.3% in the quarter, reaching R$ 68,991 million in June 2008. In the last 12 months, Unibanco’s total loans increased 33.6%, especially in the individuals portfolio, with a 35.4% increase.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2008 surpassed R$ 3,268 million, or 4.7% of the total loan portfolio, as follows:

• R$ 1,396 million related to overdue credits, in compliance with Resolution 2,682;
• R$ 887 million for falling due credits, in compliance with Resolution 2,682;
• R$ 985 million based on percentages above those required by the regulatory authority, and significantly higher than the R$ 704 million registered in June 2007.

The Unibanco’s risk management policy, along with an increase in lower risk portfolios, allowed a continuous improvement in the credit portfolio quality in the last 12 months. In June 2008, the balance of credits rated as AA to C made up 95.3% of the total loan portfolio, up from 94,8% in June 2007. Allowance for loan losses as a percentage of overdue installments reached 131% on June 30, 2008, conveying the loan portfolio strength.

Funding and Assets under Management

Total funding and assets under management (AUM) stood at R$ 184,644 million on June 30, 2008, R$ 64,156 million of which are assets under management.

The balance of time and interbank deposits presented a 39,5% growth in the quarter and 108.5% growth in the last 12 months. This increase was influenced by the CPMF tax extinguishment, the Central Bank new regulation of reserve requirements and the higher market demand for lower risk investments.

The debentures, an alternative funding instrument for time deposits, increased 26.3% in the last 12 months. The 10,0% decrease in the quarter is explained by the Central Bank new regulation establishing reserve requirements over some investments from leasing companies.

The increase in Unibanco’s total funding was 39.4% in the last 12 months, above the total loan portfolio growth in the same period.

It is worth mentioning that the increase in the line “other funding” was mainly influenced by funding obtained in the open market, subordinated debt, borrowings and onlendings, and derivative financial instruments.

Local currency funding reached R$ 103,296 million at the end of June 2008, up 46.7% from June 2007. This growth was mostly driven by time deposits, funding obtained in the open market and subordinated debt.

Foreign currency funding reached R$ 17,192 million in June 2008, with a growth of 7,3% from June 2007, despite the 17.4% US dollar depreciation in the period. Such evolution was mainly driven by the growth in time deposits, import and export financing lines and foreign currency borrowings.

BIS Ratio

Unibanco’s BIS ratio, as of June 2008, reached 13.7%, above the minimum 11% level determined by the Central Bank.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 11, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer